UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

To

FORM 10

GENERAL FORM FOR

REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or 12(g)

Of the Securities Exchange Act of 1934

NEXITY FINANCIAL CORPORATION

(Exact name of Registrant as specified in its Charter)

Delaware	63-0523669
(State of Incorporation)	(I.R.S. Employer Identification No.)

3500 Blue Lake Drive
Suite 330
Birmingham, AL	35243
(Address of principal executive offices)	(Zip Code)

(205) 298- 6391

(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.01 par value per share

(Title of Class)

The Registrant originally filed a registration statement on Form 10 with the Securities and Exchange Commission on April 29, 2005. Thereafter, the Registrant filed Amendment No. 1 to the Form 10 on July 8, 2005, responding to comments from the staff (the “Staff”) of the Securities and Exchange Commission received June 10, 2005. This Amendment No. 2 to the Form 10 is being filed to respond to comments received from the Staff on July 19, 2005 regarding disclosure in Items 1 and 2 of the Form 10. Each of Item 1 and Item 2, as amended, are presented below in their entirety.

Unless this Amendment No. 2 to Form 10 indicates otherwise or the context otherwise requires, the terms “we,” “our,” “us,” “Nexity Financial Corporation” or “the Corporation” as used herein refer to Nexity Financial Corporation and its subsidiary Nexity Bank, which we sometimes refer to as “Nexity”, “our bank subsidiary”, or “the Bank” and its other subsidiaries. References herein to the fiscal years 2000, 2001, 2002, 2003 and 2004 mean our fiscal years ended December 31, 2000, 2001, 2002, 2003 and 2004 respectively.

BUSINESS OF NEXITY FINANCIAL CORPORATION

Item 1.	General Business

We were incorporated as a Delaware corporation on March 12, 1999, as GIBC, Inc. and changed our name to “Nexity Financial Corporation” on March 26, 1999.

We operate a wholly-owned subsidiary bank, Nexity Bank, which is headquartered in Birmingham, Alabama with correspondent banking offices in Atlanta, Georgia, Myrtle Beach, South Carolina, Dallas, Texas and Winston Salem, North Carolina. We acquired all of the outstanding common stock of Peoples State Bank, Grant, Alabama, on November 1, 1999. On January 5, 2000, we changed the name of Peoples State Bank to Nexity Bank, but the branch in Grant continued to operate as a traditional bank under the name “Peoples State Bank” until December 31, 2000, when the assets and liabilities of the Grant Branch were sold.

We compete in two areas of the commercial banking industry: correspondent banking and Internet banking. The correspondent banking business includes providing bank and bank-related services to community banks. The Internet banking business includes providing consumer and small-business banking services via the Internet without a branch banking network. Correspondent banking services include loan participations, investment services, and clearing and cash management services. Income from loan participations was 64.4% of total revenue for the first three months of 2005. For the years ended December 31, 2004, 2003, and 2002, loan participation income was 62.1%, 62.3%, and 69.8%, respectively, of total revenue. No other product or service accounts for fifteen percent or more of total consolidated revenue during these periods.

At March 31, 2005, we had total consolidated assets of approximately $630 million, total net loans of approximately $386 million, total deposits of approximately $474 million, and total consolidated stockholders’ equity of approximately $34 million.

Banking Operations

Nexity Bank is an Alabama state chartered bank. Its primary regulators are the Federal Deposit Insurance Corporation and the Alabama State Department of Banking. We conduct deposit business in all 50 states in the United States and conduct loan business primarily in the southeastern United States and Texas.

On January 5, 2000, we received approval from the FDIC to initiate Internet banking operations. On February 22, 2000, these operations began from our office in Birmingham, Alabama. Nexity Financial Corporation and Nexity Bank together have 84 employees, 60 of which are located in Birmingham.

Correspondent Banking

We provide correspondent banking services to community banks primarily in the southeastern United States and Texas. These services include loan participations, investment services, and clearing and cash management services.

We generate approximately 90% of our loan production through loan participations with community banks. Loan participations are loans purchased from community banks because the community bank could not make the loan on its own. The primary reasons that a community bank sells loan participations are because the loan exceeds the bank’s legal lending limit, it wishes to manage liquidity, or for other special needs. Our correspondent lenders focus primarily on small and medium-sized banks in Alabama, Florida, Georgia, North Carolina, South Carolina, and Texas. Our lenders have a high level of experience purchasing and selling loans with community banks and analyzing the different types of loans in these market areas.

The loans generated through community bank loan participations are typically real estate construction loans, commercial real estate loans, and loans secured by common stock of community banks. Construction and commercial real estate loans typically exceed the community bank’s legal lending limit, and the size of the loan is usually between $1 million and $5 million. We underwrite each loan participation purchased using standard underwriting policies and procedures. These loans are geographically dispersed through our market areas, resulting in no concentration in one small geographic region or state. We seek to minimize risk by generally making loans only on owner-occupied properties and by requiring collateral values that exceed the loan amount, adequate cash flow to service the debt, and in most cases, the personal guarantees of principals of the borrowers.

We provide investment services to community banks including fixed income securities sales, investment portfolio management services, including bond accounting and safekeeping, and asset/liability management services. Our investment sales team markets primarily U.S. Treasury and Agency securities, including mortgage-backed securities products and municipal securities. Investment representatives also provide portfolio management strategies to community banks. We also offer bond portfolio accounting and safekeeping services, as well as asset/liability management services. Our primary asset/liability management services are interest-rate risk modeling and consulting on strategies for effective balance sheet management.

Our clearing and cash management services allow community banks to outsource their daily funds management. We will automatically invest or borrow federal funds through an account that is linked to their accounts with the Federal Reserve Bank. Community banks can access their intra-day account information via the Internet. The online system allows them to perform wire transfers, ACH transactions, currency and coin orders, and other important banking operations. This system also allows access to critical loan participation accounting information and bond accounting and safekeeping reports.

Internet Banking

We provide primarily deposit products and services to consumers and small businesses via the Internet. The Internet provides an efficient distribution channel for serving deposit customers across the United States. We use the Internet to provide advantages to customers desiring to purchase financial products with typically more attractive rates than are available through traditional banking channels, together with easy access to account and product information. Customers may access Nexity Bank on a 24/7 basis through any Internet service provider by means of an acceptable secure Web browser or by telephone or U.S. mail. Customers can access funds using ATM or debit cards. Customers may review account activity, enter transactions into an on-line account register, pay bills electronically and print bank statement reports, all on a real-time basis.

We also market home equity loan products to consumers through the Internet. Home equity loan products account for approximately 8% of loans outstanding as of March 31, 2005. We use credit scoring systems in the underwriting process as well as external service providers for loan documentation and closing processes.

Competition

All aspects of our business are highly competitive. Generally, we compete with other financial institutions including large banks in major financial centers and other financial intermediaries, such as savings and loan associations, credit unions, consumer finance companies, investment companies, mutual funds, other mortgage companies and financial service operations of major commercial and retail corporations. Competition among financial institutions is based on a variety of factors including interest rates offered on deposit accounts, interest rates charged on loans, credit and service charges, the quality of service rendered, and the convenience of service delivery. We compete in two areas of the commercial banking industry: correspondent banking and Internet banking.

Correspondent Banking

Bankers’ banks have a special banking charter and compete with us on loan participations, investment services, and clearing and cash management services. They typically fund their balance sheet primarily with overnight federal funds purchased from community banks daily. The Bankers Bank in Atlanta, Georgia is our primary competitor in correspondent banking. The Bankers Bank is approximately twice our size with assets of approximately $1.6 billion. We compete with them in virtually the same geographic market with similar products and services. Regional banks in our geographical area provide correspondent banking services as well, but these banks offer correspondent services that are typically ancillary to the traditional banking activities they conduct. We attempt to distinguish our services by concentrating our efforts on start-up banks and small to medium-sized community banks and compete in this market segment by offering responsive, high-quality service.

Internet Banking

There are three primary groups that provide competition for Internet banking: Internet banks, financial institutions that market products and services via the Internet, and financial institutions that only offer products and services via the Internet to their existing customer base. Because Internet banking is a process that tends to draw deposits nationally based upon attractive deposit rates (as is the case with us), the Internet banking competitive landscape is fragmented, and we do not believe any one competitor or group of competitors has a dominant market share.

Internet banks typically offer similar deposit products and services as those we provide. These services are primarily marketed through websites such as bankrate.com. E*Trade Bank, Capital One Bank and NetBank are some of the larger Internet banks. Some financial institutions (including large money center banks) also market their products and services through this channel. These two groups are our primary competition, given that the third group’s strategy is more defensive in nature. We concentrate our Internet banking efforts on money market accounts, short-term certificates of deposits, and home equity lines of credit and compete in this market segment by attempting to offer responsive, high-quality service with user-friendly technology.

Nexity Bank advertises nationally primarily online on bankrate.com, bankrate monitor and through online search key words. Our competitors include money center banks and other competitors that are larger than us which have greater resources. We believe we have competed effectively in the Internet market even with our larger competitors. Our funding strategy has effectively provided adequate funding of our balance sheet growth to date. The attractive rates we offer with the Internet deposits are supported by a seven-day a week customer service call center which assists new and existing customers with questions, concerns and inquiries. We believe seven-day a week call center support enhances customer loyalty in an online environment of not meeting face to face with the customer base.

Our business model allows us to offer products and services within both the correspondent and Internet banking areas in a branchless banking structure. The branchless banking structure reduces our required investment in physical assets and employees. The competitors described above typically compete with us in either correspondent or Internet banking.

Supervision And Regulation

Nexity Financial Corporation is a bank holding company, registered with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended (“BHC Act”). As such, we and our subsidiaries are subject to the supervision, examination, and reporting requirements of the BHC Act and the regulations of the Federal Reserve.

Acquisition of Banks

The BHC Act requires every bank holding company to obtain the Federal Reserve’s prior approval before:

•	Acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the bank’s voting shares;

•	Acquiring all or substantially all of the assets of any bank; or

•	Merging or consolidating with any other bank holding company.

Additionally, the BHC Act provides that the Federal Reserve may not approve any of these transactions if it would substantially lessen competition or otherwise function as a restraint of trade, or result in or tend to create a monopoly, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the communities to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the communities to be served. The Federal Reserve’s consideration of financial resources generally focuses on capital adequacy, which is discussed below.

Change in Bank Control

Subject to various exceptions, the BHC Act and the federal Change in Bank Control Act, together with related regulations, require Federal Reserve approval prior to any person or company acquiring “control” of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person or company acquires 10% or more, but less than 25%, of any class of voting securities and either:

•	The bank holding company has registered securities under Section 12 of the Securities Exchange Act of 1934; or

•	No other person owns a greater percentage of that class of voting securities immediately after the transaction.

Our common stock is registered under the Securities Exchange Act of 1934. The regulations provide a procedure for challenge of the rebuttable control presumption.

Permitted Activities.

The Gramm-Leach-Bliley Act of 1999 amends the BHC Act and expands the activities in which bank holding companies and affiliates of banks are permitted to engage. The Gramm-Leach-Bliley Act eliminates many federal and state law barriers to affiliations among banks and securities firms, insurance companies, and other financial service providers. Generally, if we qualify and elect to become a financial holding company, which is described below, we may engage in activities that are:

•	Financial in nature;

•	Incidental to a financial activity; or

•	Complementary to a financial activity and do not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally.

The Gramm-Leach-Bliley Act expressly lists the following activities as financial in nature:

•	Lending, trust and other banking activities;

•	Insuring, guaranteeing, or indemnifying against loss or harm, or providing and issuing annuities, and acting as principal, agent, or broker for these purposes, in any state;

•	Providing financial, investment, or advisory services;

•	Issuing or selling instruments representing interests in pools of assets permissible for a bank to hold directly;

•	Underwriting, dealing in or making a market in securities;

•	Activities that the Federal Reserve has determined to be so closely related to banking or managing or controlling banks as to be a proper incident to banking or managing or controlling banks;

•	Activities permitted outside of the United States that the Federal Reserve has determined to be usual in connection with banking or other financial operations abroad;

•	Merchant banking through securities or insurance affiliates; and

•	Insurance company portfolio investments.

The Gramm-Leach-Bliley Act also authorizes the Federal Reserve, in consultation with the Secretary of the Treasury, to determine activities in addition to those listed above that are financial in nature or incidental to such financial activity. In determining whether a particular activity is financial in nature or incidental or complementary to a financial activity, the Federal Reserve must consider (1) the purpose of the BHC Act and Gramm-Leach-Bliley Act, (2) changes or reasonably expected changes in the marketplace in which financial holding companies compete and in the technology for delivering financial services, and (3) whether the activity is necessary or appropriate to allow financial holding companies to effectively compete with other financial service providers and to efficiently deliver information and services.

To qualify to become a financial holding company, any of our depository institution subsidiaries must be well capitalized and well managed and must have a Community Reinvestment Act rating of at least “satisfactory.” Additionally, we must file an election with the Federal Reserve to become a financial holding company and provide the Federal Reserve with 30 days written notice prior to engaging in a permitted financial activity. Although we do not have any immediate plans to file an election with the Federal Reserve to become a financial holding company, one of the primary reasons we selected the holding company structure was to have increased flexibility. Accordingly, if deemed appropriate in the future, we may seek to become a financial holding company.

Under the BHC Act, a bank holding company, which has not qualified or elected to become a financial holding company, is generally prohibited from engaging in or acquiring direct or indirect control of more than 5% of the voting shares of any company engaged in nonbanking activities unless, prior to the enactment of the Gramm-Leach-Bliley Act, the Federal Reserve had found those activities to be so closely related to banking as to be a proper incident to the business of banking. Activities that the Federal Reserve has found to be so closely related to banking as to be a proper incident to the business of banking include:

•	Acquiring or servicing loans;

•	Leasing personal property;

•	Conducting discount securities brokerage activities;

•	Performing selected data processing services;

•	Acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and

•	Performing selected insurance underwriting activities.

Despite prior approval, the Federal Reserve may order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company’s continued ownership, activity or control constitutes a serious risk to the financial safety, soundness, or stability of any of its bank subsidiaries.

FDIC Insurance

The FDIC has adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The system assigns an institution to one of three capital categories: (1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described below, with the “undercapitalized” category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. The FDIC also assigns an institution to one of three supervisory subgroups based on a supervisory evaluation that the institution’s primary federal regulator provides to the FDIC and information that the FDIC determines to be relevant to the institution’s financial condition and the risk posed to the deposit insurance funds.

The FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Capital Adequacy

Both Nexity Financial Corporation and Nexity Bank are required to comply with the capital adequacy standards established by the Federal Reserve Bank, the FDIC and the State Banking Department of Alabama. The Federal Reserve has established a risk-based and a leverage measure of capital adequacy for bank holding companies. Nexity Bank is also subject to risk-based and leverage capital requirements adopted by the State Banking Department of Alabama and the FDIC, which are substantially similar to those adopted by the Federal Reserve for bank holding companies.

The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items, such as letters of credit and unfunded loan commitments, are assigned to broad risk categories, each with appropriate risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

The minimum guideline for the ratio of total capital to risk-weighted assets is 8%. Total capital consists of two components, Tier 1 capital and Tier 2 capital. Tier 1 capital generally consists of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and other specified intangible assets. Tier 1 capital must equal at least 4% of risk-weighted assets. Tier 2 capital generally consists of subordinated debt, other preferred stock, and a limited amount of loan loss reserves. The total amount of Tier 2 capital is limited to 100% of Tier 1 capital.

In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 capital to average assets, less goodwill and other specified intangible assets, of 3% for bank holding companies that meet specified criteria, including having the highest regulatory rating and implementing the Federal Reserve’s risk-based capital measure for market risk. All other bank holding companies generally are required to maintain a leverage ratio of at least 4%. The guidelines also provide that bank holding companies experiencing high internal growth, as is our case, or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels. Furthermore, the Federal Reserve has indicated that it will consider a bank holding company’s Tier 1 capital leverage ratio, after deducting all intangibles, and other indicators of capital strength in evaluating proposals for expansion or new activities.

Information concerning our regulatory ratios at March 31, 2005 is included in this prospectus “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Nexity Financial Corporation and Nexity Bank were classified as “well capitalized” at March 31, 2005.

Prompt Corrective Action

The Federal Deposit Insurance Corporation Improvement Act of 1991 establishes a system of prompt corrective action to resolve the problems of undercapitalized financial institutions. Under this system, the federal banking regulators have established five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) into one of which all institutions are placed. Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

Restrictions on Transactions with Affiliates

Both Nexity Financial Corporation and Nexity Bank are subject to the provisions of Section 23A of the Federal Reserve Act. Section 23A places limits on the amount of:

•	A bank’s loans or extensions of credit to affiliates;

•	A bank’s investment in affiliates;

•	Assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve;

•	The amount of loans or extensions of credit to third parties collateralized by the securities or obligations of affiliates; and

•	A bank’s guarantee, acceptance or letter of credit issued on behalf of an affiliate.

The total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of a bank’s capital and surplus and, as to all affiliates combined, to 20% of a bank’s capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. Nexity Bank must also comply with other provisions designed to avoid the taking of low-quality assets.

Nexity Financial Corporation and Nexity Bank are also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in the above transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

Nexity Bank is also subject to restrictions on extensions of credit to its executive officers, directors, principal stockholders and their related interests. These extensions of credit (1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties, and (2) must not involve more than the normal risk of repayment or present other unfavorable features.

Community Reinvestment

The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the FDIC and/or the Federal Reserve shall evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate-income neighborhoods. These facts are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on Nexity Bank. Additionally, banks are required to publicly disclose the terms of various Community Reinvestment Act-related agreements. Nexity Bank received a “satisfactory” CRA rating from the FDIC at its last examination.

Privacy

Under the Gramm-Leach-Bliley Act, financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing personal financial information with nonaffiliated third parties except for third parties that market the institutions’ own products and services. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing through electronic mail to consumers. Nexity Bank has established a privacy policy to ensure compliance with federal requirements and is posted on our website, www.nexitybank.com.

Other Consumer Laws and Regulations

Interest and other charges collected or contracted for by Nexity Bank are subject to state usury laws and federal laws concerning interest rates. Nexity Bank’s loan operations are also subject to federal laws applicable to credit transactions, such as the:

•	Federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•	Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;

•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

•	Bank Secrecy Act, governing how banks and other firms report certain currency transactions which may involve “money laundering” activities;

•	Soldiers’ and Sailors’ Civil Relief Act of 1940, governing the repayment terms of, and property rights underlying, secured obligations of persons in military service; and

•	Rules and regulations of the various federal agencies charged with the responsibility of implementing the federal laws.

Nexity Bank’s deposit operations are subject to the:

•	Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

•	Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Anti-Terrorism Legislation

On October 26, 2001, the President of the United States signed the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001. Under the USA PATRIOT Act, financial institutions are subject to prohibitions against specified financial transactions and account relationships as well as enhanced due diligence and “know your customer” standards in their dealings with foreign financial institutions and foreign customers.

In addition, the USA PATRIOT Act authorizes the Secretary of the Treasury to adopt rules increasing the cooperation and information sharing between financial institutions, regulators, and law enforcement authorities regarding individuals, entities and organizations engaged in, or reasonably suspected based on credible evidence of engaging in, terrorist acts or money laundering activities. Any financial institution complying with these rules will not be deemed to have violated the privacy provisions of the Gramm-Leach-Bliley Act, as discussed above. Nexity Bank currently has policies and procedures in place designed to comply with the USA PATRIOT Act.

Proposed Legislation and Regulatory Action

New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of the nation’s financial institutions. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

Effect of Governmental Monetary Policies

Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve’s monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through the Federal Reserve’s statutory power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The Federal Reserve, through its monetary and fiscal policies, affects the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. We cannot predict the nature or impact of future changes in monetary and fiscal policies.

Risk Factors

Listed below is a discussion of what we believe to be our most significant risk factors. If any of the following risks or other risks, which have not been identified or which we may believe are immaterial or unlikely, actually occur, our business, financial condition and results of operations could be harmed.

Risks Relating to Our Business

We may experience rapid growth in the future that could strain our limited resources. Our failure to effectively manage such growth could adversely affect our ability to earn profits.

We have several offices located throughout the southeastern United States and Texas that are thinly staffed. In some of these offices, we share administrative support staff with other companies. If we fail to anticipate growth in our lending business or are otherwise unable to provide adequate staffing in any of the markets in which we operate, our credit quality, underwriting functions and risk management could be adversely affected, resulting in a reduced ability to earn profits.

We have an accumulated deficit and may not be able to attain or maintain cumulative profitability.

Our company was founded in 1999 and Nexity Bank began its Internet banking operations in February 2000. As is typical with banks in their early years of operation, we incurred substantial start-up expenses and, as of March 31, 2005, were operating with an accumulated deficit of $260,442. There is no assurance that we will be able to attain or maintain cumulative profitability.

Failure to implement our business strategy or to manage our growth effectively may adversely affect our financial performance.

Our business strategy is dependent upon our ability to offer secure, convenient, cost-effective and comprehensive financial services on the Internet and to community banks throughout the southeastern United States. The growth and expansion of our business model may place significant demands on our management, operational and financial resources. Successful implementation of our business strategy will require continued growth of the Internet banking market and correspondent services market and will depend on our ability to: (i) implement and grow the earning asset strategy; (ii) develop new strategic alliances for products and services; (iii) increase significantly the number of customers using the Internet for their financial service requirements; (iv) implement and improve the bank’s operational, financial and management information systems; (v) hire and train qualified personnel; and (vi) satisfy regulatory requirements related to our expansion plans.

Our business model contains inherent risk because we rely on third-party information in making lending decisions. If this information is inadequate, we may fail to realize risks in loans that we make, which could adversely affect our credit quality and ability to earn profits.

We are primarily engaged in the business of correspondent banking. We buy loan participations that smaller banks originate and then sell to the secondary market, and we fund loans smaller banks cannot fully fund due to their low lending limits. As part of this process, we often rely on information provided to us by independent, third-party banks that are more familiar than we are with the markets in which the loans are originated. If such third-party information is incomplete or inaccurate, or if we fail to adequately review such information, we may fail to realize risks in the loans we make, which could adversely affect our credit quality, resulting in a reduced ability to earn profits.

Our business model contains inherent lending and regulatory risk because we have significant Internet bank operations and often have little personal interaction with our customers.

A particular risk associated with Internet banking generally is the absence of personal contact with customers, which may make it difficult to verify the creditworthiness of customers and collateral for home equity loans, especially with out-of-area borrowers. Lack of personal contact with our customers could lead us to underestimate risks in the home equity loans we make, which could adversely affect our credit quality, resulting in a reduced ability to earn profits. It also requires that we maintain heightened safeguards against identity theft, fraud and Bank Secrecy Act violations, and we may design or administer these safeguards in a manner that does not protect us adequately against these issues.

Our deposit customers are likely to be sensitive to price fluctuations for products and may have limited loyalty to us.

The market for Internet banking is evolving. Therefore, we are unable to predict whether customers will continue to use the Internet to an extent necessary to support our business. Attractive rates offered by Nexity Bank may attract a segment of short-term depositors who could close their accounts in pursuit of higher rates elsewhere. We expect that some customer attrition will occur especially within the first few months after a new customer begins to use the bank’s services. We believe that customers who experience difficulty in accessing our bank or in conducting transactions early in their relationship with the bank could terminate their relationship. In addition, one aspect of the current Internet banking business is that while many customers use an Internet bank for interest bearing deposit accounts, they are sometimes reluctant to use an Internet bank for other banking services such as loans. Customer attrition, or reluctance of customers to use the full range of services offered by Nexity Bank in a totally online environment, could have a material adverse effect on our business, operating results and financial condition.

Our operations could be interrupted if our third-party service providers experience difficulty or terminate their services.

We outsource certain operational functions to third parties. If our third-party service providers experience difficulties or terminate their services and we are unable to replace them with another service provider, our operations could be adversely affected. We depend significantly, and will continue to depend, on a number of relationships with third-party service providers.

Our continued pace of growth may require us to raise additional capital in the future, but that capital may not be available when it is needed.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate that our capital resources following this offering will satisfy our current capital requirements. We may, however, need to raise additional capital to support our continued future growth.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital, if needed, on terms acceptable to us or you. If we cannot raise additional capital when needed, our ability to further expand our operations could be materially impaired.

We do not plan to pay dividends for the foreseeable future.

We do not intend to pay cash dividends in the foreseeable future, and any earnings are expected to be retained for use in developing and expanding our business.

Risks Relating to Our Industry

Our business is subject to the success of the local economies where we operate.

Our success significantly depends upon the growth in population, income levels, and housing starts in the local economies where we operate. If the principal communities in which we operate (Birmingham, Alabama; Atlanta, Georgia; Myrtle Beach, South Carolina; Winston-Salem, North Carolina; Dallas, Texas; and the southeastern United States generally) do not grow or if prevailing economic conditions are unfavorable, our business may not succeed. Adverse economic conditions in our specific market areas could reduce our growth rate, affect the ability of our customers to repay their loans to us, and generally affect our financial condition and results of operations. Moreover, we cannot give any assurance that we will benefit from any market growth or favorable economic conditions in our primary market areas if they do occur.

Adverse market or economic conditions in any of the local communities where we operate may disproportionately increase the risk that our borrowers will be unable to make their loan payments. An economic downturn could cause our interest income and net interest margin to decrease and our loan loss provision to increase, resulting in losses that materially adversely affect our business, financial condition, results of operations and cash flows.

Additionally, the market value of the real estate securing loans as collateral could be adversely affected by unfavorable changes in market and economic conditions. As of March 31, 2005, approximately 65% of our loans held for investment were secured by real estate. Any sustained period of increased payment delinquencies, foreclosures or losses caused by adverse market or economic conditions in any of the local communities in which we operate could adversely affect the value of our assets, our revenues, results of operations and financial condition.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings could decrease.

Our loan customers may not repay their loans according to the terms of these loans, and the collateral securing the payment of these loans may be insufficient to assure repayment. We may experience significant loan losses, which could have a material adverse effect on our operating results. Management makes various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. We maintain an allowance for loan losses in an attempt to cover any loan losses that may occur. In determining the size of the allowance, we rely on an analysis of our loan portfolio based on historical loss experience, volume and types of loans, trends in classification, volume and trends in delinquencies and non-accruals, national and local economic conditions and other pertinent information. As we expand into new markets, our determination of the size of the allowance could be understated due to our lack of familiarity with market-specific factors.

If our assumptions are wrong, our current allowance may not be sufficient to cover our loan losses, and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. Material additions to our allowance would materially decrease our net income. Our allowance for loan losses as of March 31, 2005 and December 31, 2004 was $4.9 million. Our allowance for loan losses was $4.1 million and $3.9 million as of December 31, 2003 and 2002, respectively.

In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs based on judgments different than those of our management. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a negative effect on our operating results.

Unexpected changes in interest rates may decrease our net interest income.

If we are unsuccessful in managing interest rate fluctuations, our net interest income could decrease materially. Our operations depend substantially on our net interest income, which is the difference between the interest income earned on our interest-earning assets and the interest expense paid on our interest-bearing liabilities. Like most depository institutions, our earnings and net interest income are affected by changes in market interest rates and other economic factors beyond our control. If our interest income and net interest margin decrease and our loan loss provision increases, we could experience losses that materially adversely affect our business, financial condition and results of operations and cash flows.

Competition from financial institutions and other financial service providers may adversely affect our profitability.

The banking business is highly competitive and we experience competition in each of our markets from many other financial institutions. In the correspondent banking area, we compete primarily with The Bankers Bank which is based in Atlanta, Georgia and is approximately twice our size in terms of assets and has a significant presence in the southeastern United States and a longer operating history than we have. We also compete with Internet, commercial and correspondent banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other super-regional, national and international financial institutions that operate offices in our primary market areas and elsewhere and provide Internet banking services similar to ours.

We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established, larger financial institutions. As a result, we may face a competitive disadvantage.

Our success is dependent in part on our ability to keep pace with rapid technological change.

The Internet and the online commerce industry are characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render our existing technology and systems obsolete. Our success will depend, in part, on our ability to license leading technologies useful in our business, enhance our services, develop new services and technology that address the increasingly sophisticated and varied needs of our prospective customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of such technology entails significant technical and business risks. There can be no assurance that we will successfully use new technologies effectively or adapt our transaction-processing systems to customer requirements or emerging industry standards. If we are unable, for technical, legal, financial or other reasons, to adapt in a timely manner in response to changing market conditions or customer requirements, our business, operating results and financial condition could be materially adversely affected.

Failure to introduce new products and services successfully may cause us to lose market share.

Our success will depend in part upon our ability to offer new products and provide new financial services that meet changing customer requirements. If we fail to offer financial products and services that appeal to customers more than those offered by our competitors, we may lose market share, which could adversely affect our ability to earn profits.

Our operations could be interrupted if our network or computer systems fail or experience a security breach.

Our computer systems and network infrastructure could be vulnerable to unforeseen problems. Our operations in the Internet banking and correspondent banking markets are dependent upon our ability to protect our computer equipment against damage from fire, power loss, telecommunications failure or a similar catastrophic event. Any damage or failure that causes an interruption in our operations could result in a loss of customers and, thereby, have a material adverse effect on our business, operating results and financial condition.

In addition, our operations are dependent upon our ability to protect the computer systems and network infrastructure used by us against damage from physical break-ins, security breaches and other disruptive problems caused by other Internet users. Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through such computer systems and network infrastructure, which may result in significant liability to us and deter potential customers. There can be no assurance that our security measures will be successful. A failure of our security measures could have a material adverse effect on our business, operating results and financial condition.

We are subject to a variety of laws, many of which may be unclear in their application to Internet operations.

Nexity Bank must comply with both state and federal law as it conducts banking business over the Internet. As an institution conducting business on a multi-state basis, Nexity Bank must comply with the individual laws and regulations of each host state. These laws may include various state licensing and registration requirements that are generally applicable to banks as well as state laws and regulations that specifically govern electronic commerce. Compliance with electronic commerce laws may present a particular challenge as these laws are still being developed in many states. In addition to these state laws and regulations, Congress has considered the adoption of laws that may apply to commerce over the Internet, and, thus, future federal law and regulations also may significantly affect the way Nexity Bank conducts business.

A widespread security breach on the Internet may adversely effect our deposits.

We depend on the Internet for our deposits. Widespread security breaches on the Internet may cause people to avoid conducting business, including banking, on the Internet and may inhibit growth of our deposits and ability to generate profits.

Our stock price may be volatile and you may not be able to sell your shares at an attractive price.

We have not paid cash dividends since our inception and do not intend to pay cash dividends in the foreseeable future. As a result, investors will have to rely on appreciation in our stock price and a liquid trading market in order to achieve a gain on their investment. The trading price of our common stock may fluctuate substantially as a result of one or more of the following factors:

•	regulatory developments and related announcements;

•	conditions or trends in the financial services industry;

•	fluctuations in stock market prices and trading volumes of financial institutions or of the markets generally;

•	changes in or our failure to meet or exceed investors’ and securities analysts’ expectations;

•	announcements of new products and services by us or our competitors;

•	actual or anticipated fluctuations in our or our competitors’ quarterly or annual operating results;

•	sales of large blocks of our common stock;

•	departures of key personnel;

•	acquisitions of products, technologies or businesses by us or our competitors;

•	litigation and government inquiries; or

•	economic and political factors, including wars, terrorism and political unrest.

As a result, you may not be able to sell your stock at an attractive price, or at all.

Our directors and executive officers own a significant portion of our common stock.

Our directors and executive officers, as a group, beneficially owned approximately 26.8% of our outstanding common stock as of March 31, 2005. As a result of their ownership, the directors and executive officers will have the ability, by voting their shares in concert, to significantly influence the outcome of all matters submitted to our stockholders for approval, including the election of directors.

Antitakeover provisions of our restated certificate of incorporation and bylaws may increase the control by current directors in a way that you do not favor.

Certain provisions of our restated certificate of incorporation and bylaws may be deemed to have the effect of making more difficult an acquisition of control of our company in a transaction not approved by our board of directors. Our restated certificate of incorporation authorizes the issuance of “blank check” preferred stock with such designations, rights and preferences as may be determined from time to time by the board of directors. Accordingly, the board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. In the event of such issuance, the preferred stock could also be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company. Although we do not currently intend to issue any shares of preferred stock, we may issue such shares in the future.

Our restated certificate of incorporation also provides that the board of directors will be divided into three classes serving staggered three-year terms and that a director may only be removed for cause. These provisions could enable a minority of our stockholders to prevent the removal of a director sought to be removed by a majority of the stockholders and may tend to enhance management’s ability to retain control over our affairs and to preserve the director’s present position on the board.

Stockholders also may not act by written consent or call special meetings of stockholders. This reduces our stockholders’ ability to initiate or effect corporate actions independently of the board of directors.

Forward-Looking Statements

We may from time to time make written or oral statements, including statements contained in this report which may constitute forward-looking statements. The words “expect”, “anticipate”, “intend”, “consider”, “plan”, “believe”, “seek”, “should”, “estimate”, and similar expressions are intended to identify such forward-looking statements, but other statements may constitute forward-looking statements. These statements should be considered subject to various risks and uncertainties. Such forward-looking statements are made based upon management’s belief as well as assumptions made by, and information currently available to, management. Our actual results may differ materially from the results anticipated in forward-looking statements due to a variety of factors including various risks to which our business is subject. Such risks are described above and include, without limitation:

(i) unanticipated deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for those losses,

(ii) increased competition with other financial institutions,

(iii) lack of sustained growth in the economy in the southeastern United States and the Dallas, Texas area,

(iv) rapid fluctuations or unanticipated changes in interest rates,

(v) the inability of our bank subsidiary, Nexity Bank, to satisfy regulatory requirements,

(vi) our ability to keep pace with technological changes, and

(vii) changes in the legislative and regulatory environment, including compliance with the various provisions of the Sarbanes Oxley Act of 2002.

Many of such factors are beyond our ability to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements. Because of these uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results.

We do not intend to update or reissue any forward-looking statements contained in this report as a result of new information or other circumstances that may become known to us. Forward-looking statements made by us in this prospectus are also subject to those risks identified within the section entitled “Risk Factors.”

Available Information

Upon the effectiveness of this Form 10, we became subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and in accordance therewith, will file periodic reports, proxy statements, and other information with the SEC. This registration statement and exhibits along with such future periodic reports, proxy statements, and other information may be inspected and copied at the public reference facilities maintained by the SEC at its principal offices at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference facilities by contacting the SEC at 1-800-SEC-0330. Copies of such materials may also be obtained at prescribed rates by writing to the SEC. The SEC maintains a website (http://www.sec.gov) that contains registration statements, reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

We maintain a website at www.nexitybank.com. We will make financial reports available as the reports are filed and distributed to the SEC pursuant to Section 13 (a) of the Exchange Act. These documents will be made available on our website as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. You may also request a copy of these filings, at no cost, by writing or telephoning us at the following address:

ATTENTION: Investor Relations

Nexity Financial Corporation

3500 Blue Lake Drive, Suite 330

Birmingham, Alabama 35243

(205) 298-6391

Item 2.	Financial Information

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The discussion and tabular data presented below analyze major factors and trends regarding our financial condition and results of operations for the first quarter ended March 31, 2005, and each of the three years in the period ended December 31, 2004.

The following discussion and analysis should be read in conjunction with the financial information and the Consolidated Financial Statements (including the notes thereto) contained elsewhere in this prospectus. To the extent that any statement below (or elsewhere in this document) is not a statement of historical fact and could be considered a forward-looking statement, actual results could differ materially from those in the forward-looking statement.

General

We were founded in 1999 and operate as a bank holding company that competes in two areas of the commercial banking industry: correspondent banking and Internet banking. Our correspondent banking division markets to community banks primarily in the southeastern United States and Texas. Our Internet banking division provides banking services to consumers and small businesses across the United States.

Correspondent banking services include loan participations, investment services, and clearing and cash management services. Income from loan participations was 64.4% of total revenue for the first quarter of 2005. For the years ended December 31, 2004, 2003, and 2002 loan participation income was 62.1%, 62.3%, and 69.8%, respectively, of total revenue. No other product or service accounts for 15 percent or more of total consolidated revenue. Our asset growth is dependent on our ability to grow loans outstanding and we generate approximately 90% of our loan production through loan participations with community banks. We fund this loan production primarily with deposit products and services offered to consumers and small businesses via the Internet. The Internet provides an efficient distribution channel for serving deposit customers without the costly investment in a branch banking network.

Our primary source of revenue is net interest income. Our net interest income accounted for 92.8% of total revenue for the first quarter of 2005 and 90.6%, 92.9%, and 95.5%, for the years ended 2004, 2003, and 2002, respectively. Interest income on loans accounted for 71.0% of total interest income for the first quarter of 2005 and 69.3%, 69.2%, and 78.5%, for the years ended 2004, 2003, and 2002, respectively. An analysis of net interest income is provided in management’s discussion and analysis.

Our earnings performance is dependent on our ability to generate net interest income and the primary source of net interest income is interest income on loans. The primary risks associated with our income generation are credit risk and interest rate risk.

During the last three years we have experienced an improving trend in credit quality as net charge-offs have decreased and nonperforming assets have remained at a satisfactory level. We manage credit risk with underwriting procedures prior to originating loans and ongoing review systems during the life of the loan. These procedures are discussed in more detail in the loan section of management’s discussion and analysis.

While short-term interest rates, including the prime lending rate have increased dramatically over the last year, longer term interest rates have declined or remained relatively stable. This flattening of the yield curve creates a challenge for financial institutions in managing interest rate risk. During this period of changing interest rates, our net interest margin has remained stable. We manage interest rate risk with monthly analysis of trends related to our net interest margin and the impact of changing interest rates. We also model future performance expectations based on changing interest rates with an internal simulation model for asset/liability management. These procedures are discussed in more detail in the market risk and asset/liability management section of management’s discussion and analysis.

Our strategy is to continue to focus on growing our correspondent bank business by developing existing relationships with community banks in the southeastern United States and Texas and aggressively pursuing new relationships in these market areas. We will also focus on cross-selling our correspondent bank products and services to our community bank customers which will stimulate growth and supplement our revenue generation. We will continue to research new products and services as well as enhancements to our existing offerings to meet the changing needs of community banks.

We seek to maintain a safe and secure environment for our business transacted via the Internet. We will continue to invest in new technologies and systems to protect our information and enhance our Internet banking products and services. We intend to position our deposit product offerings to provide the necessary funding growth for our balance sheet by monitoring the competitive landscape for interest rates and marketing channels for new customers. We will also continue to develop cross-selling opportunities to our Internet banking customers which will stimulate deposit growth and supplement our revenue generation.

Critical Accounting Policies and Estimates

Our accounting policies are in accordance with accounting principles generally accepted in the United States and with general practice within the banking industry. Management makes a number of estimates and assumptions relating to reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during periods presented. Different assumptions in the application of these methods or policies could result in material changes in our consolidated financial statements. As such, the following policies are considered “critical accounting policies” for us.

Allowance for Loan Losses

Management’s determination of the adequacy of the allowance for loan losses, which is based on the factors and risk identification procedures discussed in the following pages, requires the use of judgments and estimates that may change in the future. Changes in the factors used by management to determine the adequacy of the allowance, or the availability of new information, could cause the allowance for loan losses to be increased or decreased in future periods. Bank regulatory agencies, as part of their examination process, may also require that additions be made to the allowance for loan losses based on their judgments and estimates.

Deferred Tax Assets

Management’s determination of the realization of the deferred tax asset is based upon management’s judgment of various future events and uncertainties, including the timing and amount of future income earned by certain subsidiaries and the implementation of various tax plans to maximize realization of the deferred tax asset. Management believes that Nexity Bank will generate sufficient operating earnings to realize the deferred tax benefits. Our 1999 to 2003 consolidated income tax returns are open for examination. Examination of our income tax returns or changes in tax law may impact our tax liabilities and resulting provisions for income taxes. See “Income Taxes.”

Overview

Three months ended March 31, 2005 compared to three months ended March 31, 2004

For the three months ended March 31, 2005, we reported net income of $936,812, down 11.2% from $1.1 million reported for the first three months of 2004. Net income per basic and diluted share for the first quarter of 2005 was $0.03, down from $0.04 per basic share for the first quarter of 2004. Net income per diluted share decreased 12.0% from the first quarter of 2004 to the first quarter of 2005. Net income was down primarily because of a $361,060 increase in the provision for income taxes.

Our net interest income increased to $4.4 million in the first quarter of 2005 from $3.8 million in the same period in 2004. This increase was primarily attributable to increased volume of earning assets and net interest margin. Average earning assets increased 13.5% to $599.3 million or 98.3% of average total assets in the first quarter of 2005, compared with $518.9 million or 99.0% in the same period in 2004. The net interest margin improved to 2.97% for the first quarter of 2005.

The provision for loan losses decreased $220,000 in the first quarter of 2005 compared to the first quarter of 2004. This decrease was primarily due to lower net charge-offs in the first quarter of 2005 compared to the same period of 2004, and improving credit quality trends.

Noninterest income decreased 27.4% in the first quarter of 2005 compared to the same period in 2004, mostly due to lower brokerage and investment services income and a gain of $97,222 on the sale of available-for-sale securities in the first quarter of 2004.

For the first quarter of 2005, noninterest expense was up 16.1% from the same period in 2004, mostly due to increased salary and employee benefit expenses. During 2004 we expanded our commitment to correspondent banking as we opened offices in Dallas, Texas and Winston-Salem, North Carolina. Additional staff was hired in the areas of correspondent lending, clearing and cash management, and investment services.

Total assets were $630.0 million at March 31, 2005, up 15.0% from $547.8 million at March 31, 2004, and 3.1% from $610.8 million at December 31, 2004. Loans were $391.1 million at March 31, 2005, up 15.5% from $338.6 million at March 31, 2004, and 0.9% from $387.5 million at December 31, 2004.

At March 31, 2005, nonperforming assets as a percent of total loans and other real estate owned increased to 0.47% from 0.27% at March 31, 2004. Net charge-offs as a percent of average loans decreased to 0.07% for the first three months of 2005 from 0.13% for the same period in 2004.

Deposits grew to $474.4 million at March 31, 2005, mostly fueled by growth in CDs. Long-term debt was $100 million at March 31, 2005 compared to $91.8 million at March 31, 2004, and $95 million at December 31, 2004.

Earnings Review

The primary factors affecting the decrease in net income in the first quarter of 2005 were a $361,060 increase in the income tax accrual, a $129,810 or 27.4% decrease in noninterest income and a $442,143 or 16.1% increase in noninterest expense. These changes were partially offset by a $594,626 or 15.6% increase in net interest income and a $220,000 or 72.1% decrease in the provision for loan losses.

Net Interest Income

Net interest income, the major component of our income, is the amount by which interest and fees generated by earning assets exceed the total interest costs of the funds used to carry them. Changes in the level of interest rates and the change in the amount and composition of earning assets and interest-bearing liabilities affect net interest income. The following table compares average balance sheet items and analyzes net interest income on a tax equivalent basis for the three months ended March 31, 2005 and 2004.

	Three months ended March 31,
	2005			2004
	Average Balance	Revenue/ Expense	Yield/ Rate	Average Balance	Revenue/ Expense	Yield/ Rate
Interest-earning assets:
Loans (1)	$380,829,052	$5,822,647	6.20%	$327,876,133	$4,572,833	5.61%
Investment securities, taxable (2)	202,437,497	2,273,669	4.49	172,103,031	1,947,551	4.53
Interest-bearing balances due from banks	4,752,170	36,181	3.09	5,528,306	23,732	1.73
Trading securities	0	0	0.00	161,432	1,722	4.29
Federal funds sold and securities purchased under agreements to resell	11,240,593	68,801	2.48	13,261,841	35,268	1.07

Total interest-earning assets	599,259,312	8,201,298	5.53%	518,930,743	6,581,106	5.10%

Noninterest-earning assets:
Cash and due from banks	3,009,969			2,450,259
Premises and equipment	833,359			995,117
Other, less allowance for loan losses	6,490,785			2,051,192

Total noninterest-earning assets	10,334,113			5,496,568

TOTAL ASSETS	$609,593,425			$524,427,311

Interest-bearing liabilities:
Interest-bearing deposits:
Interest checking	$4,071,394	8,623	0.86%	$10,334,218	24,344	0.95%
Savings	561,543	1,680	1.21	529,685	1,615	1.23
Money market	215,848,362	1,279,592	2.40	205,686,492	890,555	1.74
Time deposits	230,021,227	1,540,617	2.72	172,703,121	967,107	2.25

Total interest-bearing deposits	450,502,526	2,830,512	2.55	389,253,516	1,883,621	1.95
Federal funds purchased and securities sold under agreements to repurchase	6,286,900	38,076	2.46	2,165,730	5,001	0.93
Long-term debt	96,333,333	744,916	3.09	87,574,176	655,133	2.99
Subordinated debentures	12,372,000	168,157	5.51	9,300,000	212,340	9.18

Total interest-bearing liabilities	565,494,759	3,781,661	2.70%	488,293,422	2,756,095	2.27%

Noninterest-bearing liabilities:
Demand deposits	4,077,532			2,045,680
Other liabilities	4,088,010			2,918,908

Total noninterest-bearing liabilities	8,165,542			4,964,588

Stockholders’ equity	35,933,124			31,169,301

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$609,593,425			$524,427,311

Net interest income		$4,419,637			$3,825,011

Interest income/earning assets			5.53%			5.10%
Interest expense/earning assets			2.56			2.14

Net interest income/earning assets			2.97%			2.96%

(1)	Average loan balances are stated net of unearned income and include nonaccrual loans. Interest recognized on nonaccrual loans has been included in revenues.

(2)	The weighted average yields on securities are calculated on the basis of the yield to maturity based on the book value of each security.

Net interest income on a tax equivalent basis increased $594,626 or 15.6% during the first quarter of 2005 compared to the same period in 2004. This increase was primarily attributable to increases in the volume of earning assets and net interest margin.

Interest income on a tax equivalent basis increased $1.6 million or 24.6% in the first quarter of 2005 due to increased volume of earning assets and an increase in the yield on earning assets to 5.53% in the first quarter of 2005 from 5.10% in the first quarter of 2004. Average earning assets increased 15.5% to $599.3 million or 98.3% of average total assets in 2005, compared with $518.9 million or 99.0% in 2004. The two primary types of earning assets are loans and investment securities. The income generated from these assets is a function of their quality, growth and yield. The growth in these earning assets was primarily the result of improved quality loan demand as average loans increased $53.0 million or 16.2%. Average investment securities increased $30.3 million or 17.7%. The yield on earning assets increased 43 basis points in 2005 because the yields on loans were higher due to the increase in interest rates.

The Federal Reserve increased the federal funds target rate by 25 basis points on March 22, 2005, February 2, 2005, December 14, 2004, November 10, 2004, September 21, 2004, August 10, 2004, and June 30, 2004 following a three-year period of declining rates.

During 2005, loans, which are typically our highest yielding earning asset, increased as a percentage of earning assets. Average loans were 63.6% of average earning assets in the first three months of 2005 versus 63.2% in the same period in 2004. The yield on loans increased 59 basis points from 5.61% in the first quarter of 2004 to 6.20% in the same period in 2005 largely due to higher loan rates during 2005. The majority of our loans are variable rate loans tied to the prime rate. The yield on investment securities decreased from 4.53% in the first quarter of 2004 to 4.49% in the first quarter of 2005 as higher yielding investments matured, were called or prepaid. The yield on Federal funds sold and securities purchased under agreements to resell, collectively, increased 141 basis points from 1.07% in the first quarter of 2004 to 2.48% in the first quarter of 2005. The yield on interest-bearing deposits with banks increased 136 basis points from 1.73% in the first quarter of 2004 to 3.09% for the same period in 2005.

Our cost of funds increased $1.0 million or 37.2% in the first quarter of 2005 compared to the same period in 2004, primarily due to the increased volume of interest-bearing liabilities and higher rates. Average interest-bearing liabilities increased $77.2 million or 15.8% in the first quarter of 2005 compared to the same period in 2004. Interest-bearing deposits were up $61.2 million or 15.7%, primarily driven by growth in time deposits. Average long-term debt increased $8.8 million or 10.0% in the first quarter of 2005 compared to the first quarter of 2004. The average rate paid on interest-bearing liabilities increased 43 basis points from 2.27% in the first quarter of 2004 to 2.70% in the same period in 2005, primarily due to the increased interest rate environment. Average long-term debt was 17.0% of interest-bearing liabilities during the first quarter of 2005 versus 17.9% during the same period in 2004. Interest-bearing liabilities increased as a percentage of average earning assets to 94.4% in the first quarter of 2005 from 94.1% in the first quarter of 2004.

The net interest margin increased one basis point from 2.96% for the first quarter of 2004 to 2.97% for the first quarter of 2005. The net interest margin, computed by dividing net interest income by average earning assets, reflects the impact of noninterest-bearing funds on net interest income. Noninterest bearing funds decreased as a percent of earning assets in the first quarter of 2005 to 5.6% from 5.9% in the first quarter of 2004, which adversely affected the net interest margin by 2 basis points.

Provision for Loan Losses

The provision for loan losses represents a charge to earnings necessary to establish an allowance for loan losses that, in management’s evaluation, should be adequate to absorb the inherent losses on outstanding loans. The provision for loan losses was $85,000 and $305,000 in the first quarter of 2005 and 2004, respectively. The lower provision for loan losses was primarily due to decreased net charge-offs, overall improved credit quality, and slower loan growth in the first quarter of 2005.

Net loan charge-offs were $61,369, or 0.07% of average loans in the first quarter of 2005 compared to $125,001, or 0.13% of average loans in the first quarter of 2004. The allowance for loan losses totaled 1.26% of loans as of March 31, 2005 compared to 1.27% as of March 31, 2004 and December 31, 2004. See “Loans,” “Nonperforming Assets,” and “Allowance for Loan Losses.”

Noninterest Income

Noninterest income consists of service charges on deposit accounts, gains on investment securities transactions, brokerage and investment services income, and other commissions and fees generated from various banking activities. As we mature, noninterest income will become a more important contributing factor to our overall profitability. Noninterest income decreased $129,810 or 27.4% in the first quarter of 2005 compared to the same period in 2004.

The largest component of noninterest income is brokerage and investment services income. Brokerage and investment services income is generated through our correspondent banking services, which began operations in 2002. The bulk of the fees are generated through fixed income investment sales to correspondent bank customers. Fees are also generated from the facilitation of brokered CDs and trust preferred securities offerings for these same customers. For the quarter ended March 31, 2005, fees from fixed income investment sales to correspondent bank customers were $155,802, and fees from the facilitation of brokered CDs for these same customers totaled $27,862. Brokerage and investment services income decreased 25.5% in the first quarter of 2005 compared to the same period in 2004. As the yield curve flattened, the demand from correspondent bank customers for fixed income securities has declined.

Commissions and fees primarily include revenues from debit card services and loan participation fees. Commissions and fees decreased $40,905 during the first quarter of 2005 compared to the same period in 2004 due to lower loan participation fee income.

Gains on sales of investment securities were zero during the first quarter of 2005 compared to $97,222 for the same period in 2004. These net gains result primarily from investment strategies used to take advantage of current market conditions and sales of short-term securities to provide liquidity for loan demand.

Service charges on deposit accounts increased $7,479 in the first quarter of 2005 compared to the same period in 2004 due to higher correspondent banking analysis service charges.

Other operating income is higher in the first quarter of 2005 compared to the first quarter of 2004 due to an increase of $49,290 in earnings on cash surrender value life insurance. We purchased $5.0 million of life insurance on certain officers in 2004.

Noninterest Expense

Noninterest expense increased $442,143 or 16.1% in the first quarter of 2005 compared to the same period in 2004. Noninterest expense was higher primarily due to higher salaries and employee benefits.

Salaries and employee benefits, the largest component of noninterest expense, totaled $2.0 million and $1.6 million in the first quarter of 2005 and 2004, respectively. The increase during the first quarter of 2005 was primarily due to investment in new personnel and increased incentive pay related to loan production and investment division sales as our performance improved. Merit increases also contributed to this increase. We employed 79.5 and 71.5 full time equivalent employees at March 31, 2005 and March 31, 2004, respectively.

Net occupancy expense and equipment expense increased slightly during the first quarter of 2005 compared to the first quarter of 2004, largely due to opening additional correspondent lending offices in Texas and North Carolina.

Other operating expense increased 3.6% in the first quarter of 2005 compared to the same period in 2004. The increase in other operating expense was primarily due to increased spending related to the expansion of our correspondent banking business, and increased audit fees related to compliance obligations under SEC reporting requirements and the FDIC Improvement Act of 1991. The following table presents a comparison of other operating expense by category.

	Three months ended March 31,
	2005	2004
Travel and lodging	$64,019	$78,037
Telephone and data communications	46,006	79,653
Software maintenance contracts	60,106	52,291
Director fees	84,000	85,750
Accounting and auditing fees	45,325	30,805
Investment seminars	46,933	17,137
Advertising	45,055	48,700
Other	497,543	468,664

Total	$888,987	$861,037

Income Taxes

Nexity Financial Corporation and its subsidiaries file a consolidated federal income tax return. We account for income taxes using the liability method pursuant to Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” Under this method, our deferred tax assets and liabilities were determined by applying federal and state tax rates currently in effect to our cumulative temporary book/tax differences. Temporary differences are differences between financial statement carrying amounts and the corresponding tax bases of assets and liabilities. Deferred taxes are provided as a result of such temporary differences.

From time to time we engage in business plans that may also have an effect on our tax liabilities. If the tax effects of a plan are significant, our practice is to obtain the opinion of advisors that the tax effects of such plans should prevail if challenged. We have obtained the opinion of advisors that the tax aspects of certain plans should prevail. Examination of our income tax returns or changes in tax law may impact the tax benefits of these plans.

The first quarter 2005 provision for income tax increased $361,060 compared to the first quarter of 2004. Tax benefits from loss carry-forwards from previous years totaling $1.2 million reduced income tax expense in 2004. Our effective income tax rate was 37.4% for the first quarter of 2005 compared to 15.9% in the first quarter of 2004. The effective tax rate increased in the first quarter of 2005 compared to the same period in 2004 primarily due to higher levels of income before taxes and no remaining loss carry-forwards from previous years. In 2004, we realized substantially all of our loss carry-forwards from previous years and expect our tax expense to more closely reflect statutory federal and state income tax rates going forward.

Our federal and state income tax returns for the years 1999 through 2003 are open for review and examination by governmental authorities. In the normal course of these examinations, we are subject to challenges from governmental authorities regarding amounts of taxes due. We believe adequate provision for income taxes has been recorded for all years open for review.

Management’s determination of the realization of the deferred tax asset is based upon management’s judgment of various future events and uncertainties, including the timing, nature and amount of future income earned by certain subsidiaries and the implementation of various plans to maximize realization of the deferred tax asset. Management believes that the subsidiaries will generate sufficient operating earnings to realize the deferred tax benefits. Our valuation allowances were $267,157 at March 31, 2005 compared with $2,013,405 at March 31, 2004. The valuation allowance decreased from March 31, 2004 to March 31, 2005 primarily because we determined that it was probable that all of our federal loss carry-forwards from previous years would be realized. We are uncertain as to whether we will be able to realize the benefits of the remaining valuation allowance which is related to state net operating loss carry-forwards that do not expire for eight years.

Year ended December 31, 2004 compared to Year ended December 31, 2003

For the year ended December 31, 2004, we reported net income of $5.4 million, up 15.0% from $4.7 million reported for 2003. Net income per basic share for the year ended December 31, 2004 was $0.19, up from $0.17 per basic share for 2003. Net income per diluted share improved 12.5% from 2003 to 2004. Net income was higher primarily because of a 13.4% increase in net interest income and a 53.4% increase in noninterest income.

Our net interest income increased to $16.4 million in 2004 from $14.5 million in 2003. This increase was primarily attributable to the increased volume of earning assets, since the net interest margin decreased slightly from 2.98% in 2003 to 2.97% in 2004. Average earning assets increased 13.5% to $552.8 million or 98.3% of average total assets in 2004, compared with $487.1 million or 99.3% in 2003.

The provision for loan losses decreased $10,000 in 2004 compared to 2003. This decrease was primarily due to lower net charge-offs in 2004 compared to 2003, and improving credit quality trends.

Noninterest income increased 53.4% in 2004 compared to 2003, mostly due to higher brokerage and investment services income.

For the year ended December 31, 2004, noninterest expense was up 10.3% from the same period in 2003, mostly due to higher spending for salaries and employee benefits. During 2004 we expanded our commitment to correspondent banking as we opened offices in Dallas, Texas and Winston-Salem, North Carolina. Additional staff was hired in the areas of correspondent lending, clearing and cash management, and investment services.

Total assets were $610.8 million at December 31, 2004, up 16.8% from $522.7 million at December 31, 2003. Loans were $387.5 million at December 31, 2004, up 19.6% from $324.1 million at December 31, 2003. Loans grew $8.7 million or 2.8% in 2003 from $315.4 million at December 31, 2002.

At December 31, 2004, nonperforming assets as a percent of total loans and other real estate owned increased to 0.49% from 0.27% at December 31, 2003. Nonperforming assets were higher due to one construction loan placed on nonaccrual status. Net charge-offs as a percent of average loans decreased to 0.09% from 0.29% in 2003. The net charge-off ratio has declined significantly over the last three years.

Deposits grew to $456.7 million at December 31, 2004, mostly fueled by growth in CDs. Long-term debt was $95 million at December 31, 2004 compared to $86.8 million at December 31, 2003.

On May 27, 2004, Nexity Capital Trust II, a Delaware statutory trust established by us, issued $12,372,000 in subordinated debt with a floating rate of 3-month LIBOR plus 280 basis points (2.80%), which is set each quarter, and matures July 23, 2034. Pursuant to regulatory guidelines, $12,000,000 is classified as Tier 1 capital for regulatory capital purposes. At December 31, 2004, Nexity Financial Corporation and Nexity Bank were considered “well-capitalized” pursuant to banking regulations.

Results of Operations

The primary factors affecting the increase in net income for 2004 were a $1.9 million or 13.4% increase in net interest income, a $593,208 or 53.4% increase in noninterest income and a slight decrease in the provision for loan losses. These favorable changes were partially offset by a $1.1 million or 10.3% increase in noninterest expense, and moving from a tax benefit status to tax expense status.

Return on average assets and return on average stockholders’ equity are key measures of earnings performance. Return on average assets improved from 0.95% in 2003 to 0.96% in 2004. Return on average stockholders’ equity increased from 16.1% in 2003 to 16.4% in 2004.

Table 1 provides a summary of the statement of income, balance sheet, and selected ratios for March 31, 2005 and 2004 and the five years ended December 31, 2004, 2003, 2002, 2001, and 2000. A more detailed analysis of each component of our net income is included under the appropriate captions, which follow.

Table 1

Nexity Financial Corporation and Subsidiaries

Selected Financial Data

	As of and for the Three months ended March 31,		As of and for the Years ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Summary of Operating Results
Interest income	$8,201,298	$6,581,106	$28,612,182	$25,667,198	$24,170,160	$23,242,629	$12,692,597
Interest expense	3,781,661	2,756,095	12,166,829	11,169,458	12,217,437	13,881,804	7,608,350

Net interest income	4,419,637	3,825,011	16,445,353	14,497,740	11,952,723	9,360,825	5,084,247
Provision for loan losses	85,000	305,000	1,115,000	1,125,000	1,785,000	2,639,000	1,867,500

Net interest income after provision for loan losses	4,334,637	3,520,011	15,330,353	13,372,740	10,167,723	6,721,825	3,216,747
Noninterest income	343,705	473,515	1,704,334	1,111,126	561,002	1,326,940	338,905
Noninterest expense	3,181,530	2,739,387	11,386,035	10,322,234	9,451,885	9,364,820	8,985,376

Income (loss) before income taxes	1,496,812	1,254,139	5,648,652	4,161,632	1,276,840	(1,316,055)	(5,429,724)
Provision (benefit) for income taxes	560,000	198,940	273,646	(514,310)	70,110	14,266	37,600

Net income (loss)*	$936,812	$1,055,199	$5,375,006	$4,675,942	$1,206,730	$(1,330,321)	$(5,467,324)

Net income (loss) per share—basic*	$0.03	$0.04	$0.19	$0.17	$0.04	$(0.05)	$(0.21)
Net income (loss) per share—diluted*	$0.03	$0.04	$0.18	$0.16	$0.04	$(0.05)	$(0.21)
Average common shares outstanding—basic	27,785,588	27,763,986	27,764,246	27,738,073	27,516,233	27,397,852	26,213,887
Average common shares outstanding—diluted	30,206,880	29,942,994	30,006,279	29,976,951	29,980,939	27,397,852	26,213,887
Selected Period-End Balance Sheet Data
Total assets	$629,966,651	$547,826,507	$610,765,668	$522,679,049	$458,767,322	$350,507,468	$239,499,592
Interest-earning assets	615,701,780	540,436,286	601,671,293	518,111,286	454,823,005	345,721,208	228,801,026
Investment securities	204,450,330	167,224,367	200,658,859	176,012,083	132,064,044	64,357,000	93,845,194
Loans—net of unearned income	391,059,190	338,635,772	387,503,339	324,059,297	315,360,133	280,189,703	131,567,695
Deposits	474,387,178	410,583,038	456,691,342	388,255,217	357,928,631	293,206,092	205,273,259
Noninterest-bearing deposits	3,908,996	2,336,281	3,319,315	1,724,487	4,997,969	1,813,855	1,500,578
Interest-bearing deposits	470,478,182	408,216,757	453,372,027	386,530,730	352,930,662	291,392,237	203,772,681
Interest-bearing liabilities	587,490,182	509,266,757	568,008,027	487,580,730	423,980,662	320,442,237	208,772,681
Long-term borrowings	100,000,000	91,750,000	95,000,000	86,750,000	61,750,000	21,750,000	5,000,000
Stockholders’ equity	34,270,239	32,395,628	35,558,306	30,582,669	26,439,688	24,476,834	25,751,423

*	Our effective tax rates for the first quarter of 2005 and 2004 were 37.4% and 15.9%, respectively. Our effective tax rates were 4.8% for 2004, (12.4%) for 2003, 5.5% for 2002, (.01)% for 2001 and (.01)% for 2000. In 2004 we realized substantially all of our loss carry-forwards from previous years and expect our tax expense to more closely reflect statutory federal and state income tax rates going forward.

	As of and for the Three months ended March 31,		As of and for the Years ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Selected Ratios
Return on average assets	0.60%	0.80%	0.96%	0.95%	0.31%	(0.43)%	(3.66)%
Return on average stockholders’ equity	10.44	13.56	16.40	16.10	4.87	(5.32)	(24.86)
Net yield on average interest-earning assets (tax equivalent)	2.97	2.96	2.97	2.98	3.07	3.09	3.59
Average loans to average deposits	83.78	83.79	83.09	81.79	90.97	82.24	54.26
Total loans to interest-earning assets	63.51	62.66	64.40	62.55	69.34	81.04	57.50
Noninterest-bearing deposits to total deposits	0.82	0.58	0.73	0.44	1.40	0.62	0.73
Net loan losses to average loans	0.02	0.03	0.09	0.29	0.45	0.51	0.23
Nonperforming assets to total loans	0.47	0.27	0.49	0.27	0.33	0.24	0.07
Allowance for loan losses to total loans	1.26	1.27	1.27	1.27	1.23	1.22	1.42
Allowance for loan losses to nonperforming loans	3,541.64	1,382.38	271.15	1,365.09	574.93	507.56	2,015.03
Average stockholders’ equity to average assets	5.89	5.94	5.83	5.92	6.30	8.12	14.72
Tier 1 risk-based capital ratio	9.68	9.52	9.66	9.84	9.09	9.26	14.14
Total risk-based capital ratio	10.68	10.57	10.74	10.89	10.43	10.33	15.28
Tier 1 leverage ratio	7.78	7.53	7.62	7.45	7.60	8.70	9.60
Efficiency ratio	66.79	65.20	63.46	67.74	76.45	97.02	166.37
Dividend payout ratio	0.00	0.00	0.00	0.00	0.00	0.00	0.00

*	Our effective tax rates for the first quarter of 2005 and 2004 were 37.4% and 15.9%, respectively. Our effective tax rates were 4.8% for 2004, (12.4%) for 2003, 5.5% for 2002, (.01)% for 2001 and (.01)% for 2000. In 2004 we realized substantially all of our loss carry-forwards from previous years and expect our tax expense to more closely reflect statutory federal and state income tax rates going forward.

Net Interest Income

Net interest income, the major component of our income, is the amount by which interest and fees generated by earning assets exceed the total interest costs of the funds used to carry them. Changes in the level of interest rates and the change in the amount and composition of earning assets and interest-bearing liabilities affect net interest income. Table 2, Comparative Average Balance Sheets—Yields and Costs, compares average balance sheet items and analyzes net interest income on a tax equivalent basis for the three years ended December 31, 2004, 2003 and 2002.

Table 2

Comparative Average Balance Sheets—Yields and Costs

	2004			2003
	Average Balance	Revenue/ Expense	Yield/ Rate	Average Balance	Revenue/ Expense	Yield/ Rate
Interest-earning assets:
Loans (1)	$347,935,675	$19,819,683	5.70%	$302,651,532	$17,767,432	5.87%
Investment securities, taxable (2)	186,312,794	8,488,963	4.56	160,977,841	7,537,598	4.68
Interest-bearing balances due from banks	5,449,854	104,870	1.92	13,035,168	240,908	1.85
Trading securities	157,779	11,262	7.14	171,809	7,894	4.59
Federal funds sold and securities purchased under agreements to resell	12,965,748	187,404	1.45	10,241,812	113,366	1.11

Total interest-earning assets	552,821,850	28,612,182	5.18%	487,078,162	25,667,198	5.27%

Noninterest-earning assets:
Cash and due from banks	2,503,588			1,815,878
Premises and equipment	889,923			1,171,672
Other, less allowance for loan losses	6,118,064			545,369

Total noninterest-earning assets	9,511,575			3,532,919

TOTAL ASSETS	$562,333,425			$490,611,081

Interest-bearing liabilities:
Interest-bearing deposits:
Interest checking	$6,452,829	$59,027	0.91%	$8,762,866	$91,798	1.05%
Savings	535,678	6,467	1.21	423,956	5,680	1.34
Money market	211,415,498	3,903,701	1.85	216,328,483	4,093,632	1.89
Time deposits	197,774,546	4,621,625	2.34	142,321,111	3,751,765	2.64

Total interest-bearing deposits	416,178,551	8,590,820	2.06	367,836,416	7,942,875	2.16
Federal funds purchased and securities sold under agreements to repurchase	3,241,081	46,323	1.43	341,774	4,093	1.20
Long-term debt	92,168,716	2,795,559	2.99	77,489,726	2,385,490	3.04
Subordinated debentures	11,265,213	734,127	6.52	9,300,000	837,000	9.00

Total interest-bearing liabilities	522,853,561	12,166,829	2.33%	454,967,916	11,169,458	2.45%

Noninterest-bearing liabilities:
Demand deposits	2,584,897			2,218,319
Other liabilities	4,129,707			4,377,956

Total noninterest-bearing liabilities	6,714,604			6,596,275

Stockholders’ equity	32,765,260			29,046,890

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$562,333,425			$490,611,081

Net interest income		$16,445,353			$14,497,740

Interest income/earning assets			5.18%			5.27%
Interest expense/earning assets			2.20			2.29

Net interest income/earning assets			2.97%			2.98%

	2002
	Average Balance	Revenue/ Expense	Yield/ Rate
Interest-earning assets:
Loans (1)	$298,376,496	$18,977,251	6.36%
Investment securities, taxable (2)	78,971,445	4,981,244	6.31
Interest-bearing balances due from banks	4,498,051	89,370	1.99
Trading securities	0	0	0.00
Federal funds sold and securities purchased under agreements to resell	7,430,627	122,295	1.65

Total interest-earning assets	389,276,619	24,170,160	6.21%

Noninterest-earning assets:
Cash and due from banks	1,918,693
Premises and equipment	1,534,495
Other, less allowance for loan losses	450,188

Total noninterest-earning assets	3,903,376

TOTAL ASSETS	$393,179,995

Interest-bearing liabilities:
Interest-bearing deposits:
Interest checking	$4,123,755	$70,817	1.72%
Savings	320,817	5,982	1.86
Money market	169,283,301	4,559,724	2.69
Time deposits	151,656,083	5,723,583	3.77

Total interest-bearing deposits	325,383,956	10,360,106	3.18
Federal funds purchased and securities sold under agreements to repurchase	334,104	6,396	1.91
Long-term debt	27,955,479	1,102,935	3.89
Subordinated debentures	8,324,658	748,000	8.99

Total interest-bearing liabilities	361,998,197	12,217,437	3.37%

Noninterest-bearing liabilities:
Demand deposits	2,862,941
Other liabilities	3,533,738

Total noninterest-bearing liabilities	6,396,679

Stockholders’ equity	24,785,119

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$393,179,995

Net interest income		$11,952,723

Interest income/earning assets			6.21%
Interest expense/earning assets			3.14

Net interest income/earning assets			3.07%

(1)	Average loan balances are stated net of unearned income and include nonaccrual loans. Interest recognized on nonaccrual loans has been included in revenues.

(2)	The weighted average yields on securities are calculated on the basis of the yield to maturity based on the book value of each security.

Net interest income on a tax equivalent basis increased $1.9 million or 13.4% from $14.5 million in 2003 to $16.4 million in 2004. This increase was primarily attributable to the increased volume of earning assets, since the net interest margin decreased slightly from 2.98% in 2003 to 2.97% in 2004. Net interest income on a tax equivalent basis was $12.0 million in 2002, which resulted in a net interest margin of 3.07%.

Interest income on a tax equivalent basis increased $2.9 million or 11.5% in 2004 due to increased volume of earning assets since the yield on earning assets decreased to 5.18% in 2004 from 5.27% in 2003. Average earning assets increased 13.5% to $552.8 million or 98.3% of average total assets in 2004, compared with $487.1 million or 99.3% in 2003. The two primary types of earning assets are loans and investment securities. The income generated from these assets is a function of their quality, growth, and yield. The growth in these earning assets was primarily the result of improved quality loan demand as average loans increased $45.3 million or 15.0%. Average investment securities increased $25.3 million or 15.7%. The yield on earning assets decreased 9 basis points in 2004 because the yields on loans and investment securities were lower. The yield on earning assets for the year ended December 31, 2002 was 6.21%.

During 2004, loans, which are typically our highest yielding earning asset, increased as a percentage of earning assets. Average loans were 62.9% of average earning assets in 2004 versus 62.1% in 2003. The yield on loans decreased 17 basis points from 5.87% in 2003 to 5.70% in 2004 largely due to lower loan rates during 2004. The yield on loans for 2002 was 6.36%. The yield on investment securities decreased from 4.68% in 2003 to 4.56% in 2004 as higher yielding investments matured, were called or prepaid. The yield on Federal funds sold and securities purchased under agreements to resell, collectively, increased 34 basis points from 1.11% in 2003 to 1.45% in 2004. The yield on interest-bearing deposits with banks increased 7 basis points from 1.85% in 2003 to 1.92% in 2004.

Our cost of funds increased $997,371 or 8.9% in 2004 primarily due to the increased volume of interest-bearing liabilities since the cost of interest bearing liabilities decreased to 2.33% in 2004 from 2.45% in 2003. Average interest-bearing liabilities increased $67.9 million or 14.9% in 2004 compared to $93.0 million or 25.7% in 2003. Interest-bearing deposits were up $48.3 million or 13.1%, primarily driven by growth in time deposits. Average long-term debt increased $14.7 million in 2004 from $77.5 million in 2003 to $92.2 million. The average rate paid on interest-bearing liabilities decreased 12 basis points from 2.45% in 2003 to 2.33% in 2004, primarily due to the decreased interest rate environment. The average rate paid on interest-bearing liabilities was 3.37% in 2002. Average long-term debt was 17.6% of interest-bearing liabilities in 2004 versus 17.0% in 2003. Interest-bearing liabilities increased as a percentage of average earning assets to 94.6% in 2004 from 93.4% in 2003.

The Federal Reserve increased the federal funds target rate by 25 basis points on December 14, 2004, November 10, 2004, September 21, 2004, August 10, 2004, and June 30, 2004 following a three-year period of declining rates.

The net interest margin, computed by dividing net interest income by average earning assets, reflects the impact of noninterest-bearing funds on net interest income. Noninterest bearing funds decreased as a percent of earning assets in 2004 to 5.4% from 6.6% in 2003, which adversely affected the net interest margin by three basis points. Table 3, the Analysis of Net Interest Income Changes, shows the impact of balance sheet changes, which occurred during 2004, and the changes in interest rate levels.

Table 3

Analysis of Net Interest Income Changes

	2004 compared to 2003			2003 compared to 2002
	Change in Volume (1)	Change in Rate	Total	Change in Volume (1)	Change in Rate	Total
Interest income:
Loans (2)	$2,592,609	$(540,358)	$2,052,251	$268,615	$(1,478,434)	$(1,209,819)
Investment securities, taxable	1,159,003	(207,638)	951,365	4,104,821	(1,548,467)	2,556,354
Interest-bearing balances due from banks	(145,580)	9,542	(136,038)	158,198	(6,660)	151,538
Trading securities	(691)	4,059	3,368	7,894	0	7,894
Federal funds sold and securities purchased under agreements to resell	34,440	39,598	74,038	38,146	(47,075)	(8,929)

Total interest-earning assets	$3,639,781	$(694,797)	$2,944,984	$4,577,674	$(3,080,636)	$1,497,038

Interest expense:
Interest checking	$(22,128)	$(10,643)	$(32,771)	$56,596	$(35,615)	$20,981
Savings	1,389	(632)	787	1,635	(1,937)	(302)
Money market	(91,879)	(98,052)	(189,931)	1,085,120	(1,551,212)	(466,092)
Time deposits	1,333,297	(463,437)	869,860	(334,298)	(1,637,520)	(1,971,818)
Federal funds purchased and securities sold under agreements to repurchase	41,288	942	42,230	144	(2,447)	(2,303)
Long-term debt	445,708	(35,639)	410,069	1,572,264	(289,709)	1,282,555
Subordinated debentures	155,704	(258,577)	(102,873)	87,779	1,221	89,000

Total interest-bearing liabilities	1,863,379	(866,008)	997,371	2,469,240	(3,517,219)	(1,047,979)

Net interest income	$1,776,402	$171,211	$1,947,613	$2,108,434	$436,583	$2,545,017

(1)	Volume-rate changes have been allocated to each category based on the percentage of the total change.

(2)	Balances of nonaccrual loans and related income recognized have been included for computational purposes.

Provision for Loan Losses

The provision for loan losses represents a charge to earnings necessary to establish an allowance for loan losses that, in management’s evaluation, should be adequate to absorb the inherent losses on outstanding loans. The provision for loan losses was $1,115,000, $1,125,000, and $1,785,000 in 2004, 2003, and 2002, respectively. The decrease in the provision for loan losses in 2004 and 2003 was primarily due to decreased net charge-offs in both years.

Net loan charge-offs were $305,807, or 0.09% of average loans in 2004 compared to $890,246, or 0.29% of average loans in 2003 and $1,333,218 or 0.45% of average loans in 2002. The allowance for loan losses totaled 1.27% of loans as of December 31, 2004, and 2003 compared to 1.23% in 2002. See “Loans,” “Nonperforming Assets,” and “Allowance for Loan Losses.”

Noninterest Income

Noninterest income consists of service charges on deposit accounts, gains on investment securities transactions, brokerage and investment services income, and other commissions and fees generated from various banking activities. As we mature, noninterest income will become a more important contributing factor to our overall profitability. Noninterest income increased $593,208 or 53.4% and totaled $1.7 million in 2004 compared to $1.1 million in 2003 and $561,002 in 2002.

The largest component of noninterest income is brokerage and investment services income. Brokerage and investment services income is generated through our correspondent banking services, which began operations in 2002. The bulk of the fees generated are through fixed income investment sales to correspondent bank customers. Fees are also generated from the facilitation of brokered CDs and trust preferred securities offerings for these same customers. Brokerage and investment services income was $877,365 in 2004 compared to $345,802 in 2003 and $32,205 in 2002.

Commissions and fees include revenues from debit card services and loan participation fees. The slight decrease in commissions and fees in 2004 compared to 2003 is due to slightly lower loan participation fee income and wire transfer fee income. The slight increase in commissions and fees in 2003 compared to 2002 is primarily due to higher loan participation fee income.

Gains on sales of investment securities were down in 2004 compared to 2003 and 2002. The net gains in all three years resulted primarily from investment strategies used to take advantage of current market conditions and sales of short-term securities to provide liquidity for anticipated loan demand.

Service charges on deposit accounts were higher in 2004 compared to 2003 and 2002 due to higher correspondent banking analysis service charges.

Other operating income is higher in 2004 compared to 2003 and 2002 due to $169,554 in earnings on cash surrender value life insurance. We purchased $5.0 million of life insurance on certain officers in 2004.

Noninterest Expense

Noninterest expense increased $1.1 million or 10.3% and totaled $11.4 million in 2004 compared with $10.3 million in 2003. In 2003, noninterest expense increased $870,349 or 9.2% from $9.5 million in 2002. Noninterest expense was higher primarily due to higher salaries and employee benefits.

Salaries and employee benefits, the largest component of noninterest expense, totaled $6.6 million in 2004, $5.7 million in 2003, and $5.2 million in 2002. The increases during 2004 and 2003 were primarily due to investment in new personnel and increased incentive pay as our performance improved. Merit increases also contributed to this increase. At the end of 2004, we employed 77.5 full time equivalent employees, compared to 69.5 at the end of 2003 and 64.5 at the end of 2002.

Net occupancy expense and equipment expense increased slightly during 2004, largely due to opening two additional correspondent lending offices. Net occupancy expense increased 11.2% in 2003 mostly due to the expansion of our Birmingham office. Equipment expense decreased in 2003 largely due to decreased depreciation expense.

Other operating expense increased 3.6% in 2004 primarily due to increased spending related to the expansion of our correspondent banking business including marketing efforts and professional fees. Other operating expense increased 10.9% in 2003 primarily due to spending related to technology including data communications and software licenses and maintenance contracts. Note 13 to the 2004 Consolidated Financial Statements presents a comparison of other operating expense by category.

Our overhead efficiency ratio was 63.5% in 2004 compared to 67.7% in 2003 and 76.5% in 2002. The efficiency ratio measures the amount of expense incurred to generate a dollar of revenue. We anticipate further improvement in this ratio as we mature.

Income Taxes

Nexity Financial Corporation and its subsidiaries file a consolidated federal income tax return. We account for income taxes using the liability method pursuant to Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” Under this method, our deferred tax assets and liabilities were determined by applying federal and state tax rates currently in effect to our cumulative temporary book/tax differences. Temporary differences are differences between financial statement carrying amounts and the corresponding tax bases of assets and liabilities. Deferred taxes are provided as a result of such temporary differences.

From time to time we engage in business plans that may also have an effect on our tax liabilities. If the tax effects of a plan are significant, our practice is to obtain the opinion of advisors that the tax effects of such plans should prevail if challenged. We have obtained the opinion of advisors that the tax aspects of certain plans should prevail. Examination of our income tax returns or changes in tax law may impact the tax benefits of these plans.

Total income tax expense included in the Consolidated Statements of Income was $273,646 in 2004. Tax benefits from loss carry-forwards from previous years totaling $1.2 million reduced income tax expense in 2004. We had an income tax benefit of $514,310 in 2003 and income tax expense of $70,110 in 2002. Our effective income tax rates were 4.8% for 2004, (12.4%) for 2003 and 5.5% for 2002. The effective tax rate increased in 2004 compared to 2003 primarily due to higher levels of income before taxes since we realized loss carryforwards in each period. We have realized substantially all of our loss carryforwards from previous years and expect our tax expense to more closely reflect federal and state income tax rates going forward.

Our federal and state income tax returns for the years 1999 through 2003 are open for review and examination by governmental authorities. In the normal course of these examinations, we are subject to challenges from governmental authorities regarding amounts of taxes due. We believe adequate provision for income taxes has been recorded for all years open for review.

Management’s determination of the realization of the deferred tax asset is based upon management’s judgment of various future events and uncertainties, including the timing, nature and amount of future income earned by certain subsidiaries and the implementation of various plans to maximize realization of the deferred tax asset. Management believes that the subsidiaries will generate sufficient operating earnings to realize the deferred tax benefits. In 2004, we had a net operating loss carry-forward for state tax purposes of $6,227,433. In 2003, we had both federal and state net operating loss carry-forwards from previous years. Our valuation allowances were $267,157 at December 31, 2004, compared with $2,013,405 at December 31, 2003. The valuation allowance decreased in 2004 compared to 2003 primarily due to the fact that we realized all of our federal loss carry-forwards from previous years and were uncertain whether we would be able to realize the benefits related to the remaining portion of state net operating loss carry-forwards.

For further information concerning income tax expense, refer to Note 9 of the 2004 Consolidated Financial Statements.

Table 4 provides the average balances for the different sources and uses of our funds and is discussed in the “Balance Sheet Review” below.

Table 4

Sources and Uses of Funds

(Average balances)

	2004		2003		2002		2001		2000
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Composition of Sources:
Demand deposits	$2,584,897	0.5%	$2,218,319	0.5%	$2,862,941	0.7%	$2,970,559	0.9%	$4,681,034	3.1%
Interest checking	6,452,829	1.1	8,762,866	1.8	4,123,755	1.0	3,451,512	1.1	2,558,690	1.7
Savings	535,678	0.1	423,956	0.1	320,817	0.1	153,447	0.1	2,494,252	1.7
Money market	211,415,498	37.6	216,328,483	44.1	169,283,301	43.1	110,690,047	36.0	54,034,474	36.2
Time deposits	197,774,546	35.2	142,321,111	29.0	151,656,083	38.6	144,483,088	46.9	61,638,834	41.2
Short-term borrowings	3,241,081	0.6	341,774	0.1	334,104	0.1	1,634,444	0.5	650,801	0.4
Long-term borrowings	92,168,716	16.4	77,489,726	15.8	27,955,479	7.1	10,950,000	3.5	68,306	0.1
Subordinated debentures	11,265,213	2.0	9,300,000	1.9	8,324,658	2.1	3,884,468	1.3	0	0.0
Other liabilities	4,129,707	0.7	4,377,956	0.9	3,533,738	0.9	4,516,599	1.5	1,308,984	0.9
Stockholders’ equity	32,765,260	5.8	29,046,890	5.9	24,785,119	6.3	25,125,391	8.2	21,993,552	14.7

Total sources	$562,333,425	100.0%	$490,611,081	100.0%	$393,179,995	100.0%	$307,859,555	100.0%	$149,428,927	100.0%

Composition of Uses:
Loans	$347,935,675	61.9%	$302,651,532	61.7%	$298,376,496	75.9%	$215,263,703	69.9%	$68,048,049	45.5%
Investment securities	186,312,794	33.1	160,977,841	32.8	78,971,445	20.1	78,738,848	25.6	63,669,418	42.6
Other interest-earning assets	18,573,381	3.3	23,448,789	4.8	11,928,678	3.0	8,986,737	2.9	9,814,813	6.6

Total interest-earning assets	552,821,850	98.3	487,078,162	99.3	389,276,619	99.0	302,989,288	98.4	141,532,280	94.7
Noninterest-earning assets	9,511,575	1.7	3,532,919	0.7	3,903,376	1.0	4,870,267	1.6	7,896,647	5.3

Total sources	$562,333,425	100.0%	$490,611,081	100.0%	$393,179,995	100.0%	$307,859,555	100.0%	$149,428,927	100.0%

(1)	Loan balances are stated net of unearned income.

Balance Sheet Review

Investment Securities

We use the investment securities portfolio for several purposes. It serves as a vehicle to generate interest and dividend income from the investment of funds, provide liquidity to meet funding requirements, manage interest rate risk, and provide collateral for public deposits and borrowed money. All investment securities are classified as available-for-sale and are recorded at fair value. We primarily invest in securities of U.S. Government agencies and corporations and mortgage related securities with average lives approximating five years.

Investment securities were $204.5 million at March 31, 2005, compared with $167.2 million at March 31, 2004. At March 31, 2005, investment securities represented 32.5% of total assets compared with 30.5% at March 31, 2004. The primary reason for the increase in the mix of investment securities was rapid deposit growth. We had an unrealized loss on investment securities available-for-sale, net of tax, of $1.95 million at March 31, 2005, compared with an unrealized gain of $1.5 million at the same time last year. The decrease in the value of the portfolio was primarily related to the increase in interest rates over the last twelve months. If interest rates continue to rise, we expect the net unrealized loss to increase.

Table 5

Investment Securities Portfolio Composition

	March 31,		December 31, 2004
	2005	2004
Available for Sale (at fair value)
Securities of U.S. Government agencies and corporations	$60,860,925	$52,559,000	$55,317,008
Mortgage-backed securities	128,947,080	101,316,414	131,084,626
Other debt securities	8,198,300	8,209,799	8,215,300

Total debt securities	198,006,305	162,085,213	194,616,934
Equity securities	6,444,025	5,139,154	6,041,925

Total	$204,450,330	$167,224,367	$200,658,859

Total securities as a percentage of total assets	32.45%	30.53%	32.85%
Percentage of Total Securities Portfolio
Securities of U.S. Government agencies and corporations	29.77%	31.43%	27.57%
Mortgage-backed securities	63.07	60.59	65.33
Other debt securities	4.01	4.91	4.09

Total debt securities	96.85	96.93	96.99
Equity securities	3.15	3.07	3.01

Total	100.00%	100.00%	100.00%

Investment securities were $200.7 million at December 31, 2004, compared with $176.0 million at December 31, 2003. At December 31, 2004, investment securities represented 32.9% of total assets compared with 33.7% at December 31, 2003. The reason for the slight decline in the mix of investment securities was improved loan demand in 2004. We had an unrealized gain on investment securities available-for-sale, net of tax, of $343,085 at December 31, 2004, compared to $743,454 at the same time last year. The slight decrease in the unrealized gain was primarily related to the increase in interest rates in 2004. The amortized cost, fair value, tax equivalent yield, and contractual maturity schedule of debt securities at December 31, 2004 are shown in Table 6. Actual maturities may differ from contractual maturities because borrowers have the right to prepay obligations with or without prepayment penalties.

Table 6

Investment Securities Maturity Schedule

(December 31, 2004)

(Dollars in thousands)

	Amortized Cost	Fair Value	Tax Equivalent Yield
U.S. Government agencies:
Within one year	$0	$0	0.00%
One to five years	15,991	15,981	4.00
Five to ten years	39,059	39,336	5.01
Over ten years	0	0	0.00

Total	55,050	55,317	4.72

Mortgage-backed securities:
Within one year	0	0	0.00
One to five years	2,448	2,409	3.52
Five to ten years	7,269	7,262	3.89
Over ten years	121,305	121,414	4.60

Total	131,022	131,085	4.54

Other debt securities:
Within one year	0	0	0.00
One to five years	0	0	0.00
Five to ten years	0	0	0.00
Over ten years	8,000	8,215	6.15

Total	8,000	8,215	6.15

Equity securities (1)	6,042	6,042	N/A

Total portfolio	$200,114	$200,659	4.66%

(1)	Equity securities have no contractual maturity or yield and accordingly are excluded from the yield calculation.

Average investment securities excluding the unrealized gain on available-for-sale securities were $202.0 million during the first quarter of 2005, an increase of 18.4% from the $170.6 million in 2004. The increase in average investment securities was due to the overall growth in the balance sheet and securities purchased to leverage available capital. The average tax equivalent portfolio yield decreased slightly in the first quarter of 2005 to 4.50% from 4.57% in 2004. The decrease in yield was the result of higher yielding agency securities that were called and reinvested at lower yields and mortgage securities that prepaid and the proceeds were invested at lower yields.

Average investment securities excluding the unrealized gain on available-for-sale securities were $186.3 million in 2004, an increase of 15.7% from the $161.0 million in 2003. The increase in average investment securities was due to the overall growth in the balance sheet and securities purchased to leverage available capital. The average tax equivalent portfolio yield decreased slightly in 2004 to 4.56% from 4.68% in 2003. The decrease in yield was the result of higher yielding agency securities that were called and reinvested at lower yields and mortgage securities that prepaid and the proceeds were invested at lower yields.

The duration of the debt securities portfolio increased to approximately 3.8 years at March 31, 2005 from approximately 3.0 years at March 31, 2004. If interest rates continue to rise, the duration of the portfolio will continue to extend. The duration of the debt securities portfolio decreased to approximately 3.3 years at December 31, 2004 from approximately 3.6 years at December 31, 2003.

We realized $207,690 in gains from the sale of $6.9 million of available-for-sale securities during 2004. We realized $371,249 in gains from the sale of $13.0 million of available-for-sale securities during 2003. We realized $150,625 in gains from the sale of $2.2 million of available-for-sale securities during 2002.

We had no investment securities held-to-maturity and recorded at amortized cost at December 31, 2004 and 2003.

Loans

Loans, the largest component of earning assets, totaled $391.1 million and represented 62.1% of total assets and 82.4% of total deposits at March 31, 2005, compared with $338.6 million and 61.8% of total assets and 82.5% of total deposits at March 31, 2004. During the first quarter of 2005, average loans grew 16.2% to $380.8 million from $327.9 million during the same period in 2004. We focused on growth in our current market areas, strong loan quality, and expansion of existing customer relationships.

Loans totaled $387.5 million and represented 63.4% of total assets and 84.9% of total deposits at December 31, 2004, compared with $324.1 million and 62.0% of total assets and 83.5% of total deposits at December 31, 2003. In 2004, average loans grew 15.0% to $347.9 million from $302.7 million in 2003. The primary strategy for loan generation is buying loan participations from community banks. Community banks sell loan participations primarily due to legal lending limitations, liquidity purposes, and other special needs. Our correspondent lenders focus primarily on small and medium-sized banks in Alabama, Georgia, Florida, North Carolina, South Carolina, and Texas. Our lenders have a high level of experience dealing with community banks and analyzing the different types of loans in these market areas.

Loan policies and procedures provide the overall direction for administration of the loan portfolio. The lending strategy focuses on quality growth in each of our market areas. Our loan underwriting process is intended to ensure that sound and consistent credit decisions are made.

The loans generated through community bank loan participations are typically real estate construction loans, commercial real estate loans, and loans secured by common stock of community banks. Construction and commercial real estate loans typically exceed the community bank’s legal lending limit, and the size of the loan is usually between $1 million and $5 million. We use standard underwriting policies and procedures for each loan participation purchased. These loans are geographically dispersed through our market areas and are not concentrated in one small geographic region or state. We attempt to minimize the risk by generally making a significant amount of these type loans only on owner-occupied properties, by requiring collateral values that exceed the loan amount, adequate cash flow to service the debt, and in most cases, the personal guarantees of principals of the borrowers.

We have established concentration limits on real estate construction loans of 225.0% of total capital and at March 31, 2005, these loans totaled $115.5 million or 224.1% of total capital. We have also established concentration limits on loans secured by common stock of community banks of 125.0% of total capital and at March 31, 2005, these loans totaled $46.3 million or 89.8% of total capital. This limitation includes loans to stockholders of community banks and not loans made directly to bank holding companies. At December 31, 2004, real estate construction loans totaled $108.0 million or 214.2% of total capital and loans secured by common stock of community banks totaled $48.2 million or 95.6% of total capital.

Even though loan policies and procedures may provide the basis for a quality loan portfolio with minimal risk, at times individual borrowers do encounter problems, which result in lower credit quality and higher risk of loss. Additionally, general deterioration of loan quality may result from weaknesses in specific industries or the economy in general. During 2004 and the first quarter of 2005, we did not experience credit deterioration attributable to adverse trends in specific markets or changes in the economy.

The following table shows the carrying values and mix of the loan portfolio at March 31, 2005 and 2004. Commercial, financial, and agricultural loans increased 15.7% from 2004 and represent 21.4% of gross loans at March 31, 2005. Real estate-construction loans, which were 29.5% of gross loans at March 31, 2005, increased 35.3% compared to the previous year. Real estate-mortgage or commercial real estate loans increased 0.8% from 2004 and represent 35.8% of gross loans at March 31, 2005. Installment loans to individuals, which include residential real estate loans, represent 4.8% of gross loans and increased 33.0% during 2005. The increases of each of the loan categories discussed above are due to improved loan demand in each of our primary market areas. Home equity lines of credit increased 33.8% from 2004 and represent 8.1% of gross loans at March 31, 2005. Home equity lines of credit increased due to more aggressive marketing and a new product offering. Lease financing receivables, which represent 0.4% of gross loans at March 31, 2005, decreased 65.6% compared to the previous year. Lease financing receivables were lower in 2005 because we discontinued marketing this product in 2000 due to credit quality concerns with this product line going forward. Other loans increased 60.6% from 2004 and represent 0.04% of gross loans at March 31, 2005.

Table 7

	March 31,
	2005	2004
Commercial, financial, and agricultural	$83,498,479	$72,187,789
Real estate—construction	115,450,544	85,305,417
Real estate—mortgage	140,103,507	138,945,758
Installment loans to individuals	18,713,296	14,073,061
Home equity lines of credit	31,610,321	23,625,447
Lease financing receivables	1,528,006	4,436,752
Other	157,457	98,054

Gross loans	391,061,610	338,672,278
Unearned income	(2,420)	(36,505)

Total loans, net of unearned income	$391,059,190	$338,635,773

Total loans as a percentage of total assets	62.08%	61.81%
Commercial, financial, and agricultural	21.35%	21.31%
Real estate—construction	29.52	25.19
Real estate—mortgage	35.83	41.03
Installment loans to individuals	4.79	4.15
Home equity lines of credit	8.08	6.98
Lease financing receivables	0.39	1.31
Other	0.04	0.03

Gross loans	100.00%	100.00%

The composition of the loan portfolio at December 31 for the last five years is presented in Table 8. Commercial, financial, and agricultural loans increased 22.5% from 2003 and represent 22.3% of gross loans at December 31, 2004. Real estate-construction loans, which were 27.9% of gross loans at December 31, 2004, increased 39.1% compared to the previous year. Real estate-mortgage or commercial real estate loans increased 6.9% from 2003 and represent 36.3% of gross loans at December 31, 2004. Installment loans to individuals, which include residential real estate loans, represent 5.3% of gross loans and increased 39.2% during 2004. The increases of each of the loan categories discussed above are due to improved loan demand in each of our primary market areas. Home equity lines of credit increased 23.8% from 2004 and represent 7.6% of gross loans at December 31, 2004. Home equity lines of credit increased due to more aggressive marketing and a new product offering. Lease financing receivables, which represent 0.5% of gross loans at December 31, 2004, decreased 64.0% compared to the previous year. Lease financing receivables were lower in 2004 because we discontinued marketing this product due to credit quality concerns with this product line going forward. We offered briefly during late 2000 and early 2001 an Internet originated small business line of credit product. This product was promptly discontinued in May 2001 when it became apparent that it was not going to meet our credit quality and profitability standards. At December 31, 2004, the remaining portfolio consisted of 64 loans totaling $1,903,421. Other loans increased 94.4% from 2003 and represent 0.1% of gross loans at December 31, 2004.

Table 8

Loan Portfolio Composition

	2004	2003	2002	2001	2000
Commercial, financial, and agricultural	$86,660,894	$70,748,448	$63,465,840	$53,755,143	$18,978,662
Real estate—construction	108,000,807	77,648,068	77,032,373	80,958,305	42,077,419
Real estate—mortgage	140,520,747	131,512,411	119,593,912	79,815,658	31,672,730
Installment loans to individuals	20,664,146	14,840,957	16,844,788	20,701,947	13,140,639
Home equity lines of credit	29,501,006	23,838,617	30,063,964	32,648,103	13,872,114
Lease financing receivables	1,952,843	5,420,936	8,344,864	12,379,530	12,284,139
Other	208,147	107,071	220,222	434,814	648,430

Gross loans	387,508,590	324,116,508	315,565,963	280,693,500	132,674,133
Unearned income	(5,251)	(57,211)	(205,830)	(503,797)	(1,106,438)

Total loans, net of unearned income	$387,503,339	$324,059,297	$315,360,133	$280,189,703	$131,567,695

	2004	2003	2002	2001	2000
Commercial, financial, and agricultural	22.3%	21.8%	20.1%	19.2%	14.3%
Real estate—construction	27.9	24.0	24.5	28.8	31.7
Real estate—mortgage	36.3	40.6	37.9	28.4	23.9
Installment loans to individuals	5.3	4.6	5.3	7.4	9.9
Home equity lines of credit	7.6	7.3	9.5	11.6	10.5
Lease financing receivables	0.5	1.7	2.6	4.4	9.2
Other	0.1	0.0	0.1	0.2	0.5

Gross loans	100.0%	100.0%	100.0%	100.0%	100.0%

Table 9 presents maturities of certain loan classifications based on collateral type at December 31, 2004. The table also provides the breakdown between those loans with a fixed interest rate and those loans with a variable interest rate.

Table 9

Selected Loan Maturities and Interest Rate Sensitivity (December 31, 2004)

	One Year or Less	One to Five Years	Over Five Years	Total
Types of loans:
Commercial, financial and agricultural	$13,306,132	$40,546,627	$32,808,135	$86,660,894
Real estate—construction	59,389,144	46,148,790	2,462,873	108,000,807
Real estate—mortgage	41,169,063	88,878,725	10,472,959	140,520,747
Installment loans to individuals	10,870,374	5,985,311	3,808,461	20,664,146
Home equity lines of credit	0	55,499	29,445,507	29,501,006
Lease financing receivables	1,113,659	833,933	0	1,947,592
Other loans	208,147	0	0	208,147

Total loans	$126,056,519	$182,448,885	$78,997,935	$387,503,339

Total of loans above with:
Fixed interest rates	$19,659,893	$18,182,985	$7,441,000	$45,283,878
Variable interest rates	106,396,626	164,265,900	71,556,935	342,219,461

Total loans	$126,056,519	$182,448,885	$78,997,935	$387,503,339

(1)	Loan balances include unearned income

Directors and executive officers are loan and deposit customers and have other transactions with us in the ordinary course of business. Total loans to these persons (excluding loans which in the aggregate do not exceed $60,000 to any such person) at March 31, 2005 and at December 31, 2004 and 2003, were approximately $3.6 million, $3.8 million and $6.3 million, respectively. During 2004, $181,000 in new loans were made, and repayments totaled $2.7 million. These loans were made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons and involve no unusual risk of collectibility.

Risk Characteristics of Loan Portfolio

In order to assess the risk characteristics of the loan portfolio, we consider the three major categories of loans: Commercial, Real Estate Construction and Commercial Real Estate. These three categories made up 86.5% of the total loan portfolio, as of December 31, 2004.

Commercial. Our commercial loan portfolio primarily consists of loans secured by common stock of community banks, holding company loans and various other loans. Commercial loans increased $15.9 million in 2004 to $86.7 million or 22.3% of the total loan portfolio, as of December 31, 2004.

Geographically, over 80% of the loans in the commercial portfolio are in three states: Alabama, Georgia and South Carolina.

From 2001 through 2004, net commercial loan losses as a percent of average commercial loans outstanding ranged from a low of 0.32% in 2004 to a high of 1.95% in 2001. Commercial loan losses in 2004 totaled $236,471 down from $780,842 in 2003. The lower commercial loan losses in 2004 compared to 2003 resulted from lower losses in the Internet originated small business loan product, this product was discontinued in May 2001. This discontinued product accounted for 79% and 88% of commercial loan losses in the last two years. At December 31, 2004 the discontinued portfolio consisted of 64 loans totaling $1,903,421. Management expects that losses in the commercial loan portfolio for 2005 will be near 2004 levels.

Real Estate Construction. Our construction portfolio primarily consists of loans for residential property lot development, single family residential and condominium developments. Real estate construction loans increased $30.0 million in 2004 to $108.0 million or 27.9% of the total loan portfolio as of December 31, 2004. These loans are normally secured by land, buildings, and personal guarantees and are generally pre sold. Geographically, 89% of the loans are in three states: Georgia (38.14%), South Carolina (34.37%) and Florida (16.71%).

Management closely monitors real estate construction loans, since these loans are generally considered riskier than other types of loans and are particularly vulnerable in economic downturns and periods of high interest rates. We attempt to mitigate this risk by following underwriting standards that generally include: requiring an equity investment, sufficient presales with nonrefundable earnest money to pay off the loan, bonded contracts and personal guarantees from the principals.

As of March 31, 2005, we had not experienced any losses in our real estate construction portfolio.

Commercial Real Estate. The commercial real estate portfolio primarily consists of loans with maturities of less than five years with amortization schedules typically ranging from 15 to 25 years. Commercial real estate loans increased $9.0 million in 2004 to $140.5 million or 36.3% of the total loan portfolio as of December 31, 2004. Land, buildings, and personal guarantees normally secure these loans. Geographically, 81% of the loans are in four states: Georgia (36.54%), South Carolina (26.68%), North Carolina (11.73%) and Florida (6.14%). Although some risk is inherent in this type of lending, we try to minimize it by following underwriting standards that include: adequate cash flow to service the debt, collateral values that exceed the loan amount, and in most cases personal guarantees from the principals.

From 2001 through 2004, net commercial real estate loan losses as a percent of average commercial real estate outstanding ranged from a low of 0.0% in 2003 to a high of 0.12% in 2001. Losses in 2004 total $64,446 or 0.05% (one loan) up from no losses in 2003.

Nonperforming Assets

In many lending transactions, collateral is obtained to provide an additional measure of security. Generally, the cash flow and earnings power of the borrower represent the primary source of repayment and collateral is considered as an additional safeguard to further reduce credit risk. The need for collateral is determined on a case-by-case basis after considering the current and prospective creditworthiness of the borrower, terms of the lending transaction, and economic conditions.

Generally, all loans that are past due 90 days or more as to principal or interest, or where reasonable doubt exists as to timely collection, including loans which are individually identified as being impaired, are classified as nonaccrual loans unless well secured and in the process of collection. Previously accrued interest is reversed against current earnings and any subsequent interest is recognized on the cash basis. Interest collections on nonaccrual loans for which ultimate collectibility of principal is uncertain are applied as principal reductions. Otherwise, such collections are credited to income when received.

In accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan,” We measure loans for impairment when it is probable that all amounts, including principal and interest, will not be collected in accordance with the contractual terms of the loan agreement. It is our policy to apply the provisions of SFAS No. 114 to all impaired commercial, commercial real estate, and real estate construction loans on a loan-by-loan basis.

Nonperforming assets consist of nonaccrual loans on which the ultimate collection of the full amount of principal and/or interest is uncertain, restructured loans, loans past due 90 days or more as to principal or interest, and other real estate owned. We do not have any foreign loans or loans for highly leveraged transactions.

Table 10

Nonperforming Assets

	March 31, 2005	December 31,
		2004	2003	2002	2001	2000
Nonaccrual loans	$139,355	$1,811,446	$229,137	$672,754	$673,035	$92,877
Loans past due ninety days or more	0	0	71,402	0	0	0
Troubled debt restructurings	0	0	0	0	0	0
Other real estate owned	1,707,539	82,000	580,316	362,000	0	0

Total nonperforming assets	$1,846,894	$1,893,446	$880,855	$1,034,754	$673,035	$92,877

Nonperforming assets to total loans and other real estate owned	0.47%	0.49%	0.27%	0.33%	0.24%	0.07%

During the first quarter of 2005, nonperforming assets increased $946,458 to $1,846,894, compared with $900,436 reported in the same period of 2004. The increase in nonperforming assets was primarily due to one construction loan placed on nonaccrual status during the fourth quarter of 2004. There were no loans past due 90 days or more at March 31, 2005. The nonperforming assets to total loans and other real estate owned ratio was 0.47% on March 31, 2005, compared to 0.27% on March 31, 2004.

During 2004, nonperforming assets increased $1,012,591 to $1,893,446, compared with $880,855 reported in 2003. The increase in nonperforming assets was primarily due to one construction loan placed on nonaccrual status. There were no loans past due 90 days or more at December 31, 2004. The nonperforming assets to total loans and other real estate owned ratio was 0.49% in 2004, compared to 0.27% in 2003.

Allowance for Loan Losses

An analysis of activity in the allowance for loan losses is presented in Tables 11 and 12. The allowance for loan losses is established and maintained through charges to expense in the form of a provision for loan losses. Losses on loans are charged to and recoveries are credited to the allowance at the time the loss or recovery occurs.

Our provision for loan losses is a reflection of actual losses experienced during the year and management’s judgment as to the adequacy of the allowance for loan losses. Some of the factors considered by management in determining the amount of the provision and resulting allowance include: (1) detailed reviews of individual loans; (2) gross and net loan charge-offs in the current year; (3) the current level of the allowance in relation to total loans and to historical loss levels; (4) past due and non-accruing loans; (5) collateral values of properties securing loans; (6) the composition of the loan portfolio (types of loans) and risk profiles; and (7) management’s analysis of economic conditions and the resulting impact on our loan portfolio.

A coordinated effort is undertaken to identify credit losses in the loan portfolio for management purposes and to establish the loan loss provision and resulting allowance for accounting purposes. A regular, formal and ongoing loan review is conducted to identify loans with unusual risks or possible losses. The primary responsibility for this review rests with the management of the loan origination staff. Their work is supplemented with reviews by our internal audit staff and loan review staff. This process provides information that helps in assessing the quality of the portfolio, assists in the prompt identification of problems and potential problems, and aids in deciding if a loan represents a probable loss that should be recognized or a risk for which an allowance should be maintained.

We determine our allowance for loan losses in accordance with Statement of Financial Accounting Standards No. 114 (Statement 114) and Statement of Financial Accounting Standards No. 5 (Statement 5). In determining the amount of the allowance for loan losses, management uses information from its ongoing loan review process to stratify the loan portfolio into risk grades. The higher-risk-graded loans in the portfolio are assigned estimated amounts of loss based on several factors, including current and historical loss experience of each higher-risk category, regulatory guidelines for losses in each higher-risk category and management’s judgment of economic conditions and the resulting impact on the higher-risk-graded loans.

Table 11

An analysis of activity in the allowance for loan losses at and for the three months ended March 31, 2005 and 2004, and for the year ended December 31, 2004 is presented in the following table:

	At and for the three months ended March 31,				At and for the year ended December 31, 2004
	2005		2004
Balance at beginning of period	$4,911,819		$4,102,626		$4,102,626
Provision for loan losses	85,000		305,000		1,115,000
Recoveries on loans previously charged off	2,323		9,618		34,981
Loans charged off	(63,692)		(115,383)		(340,788)

Balance at end of period	$4,935,450		$4,301,861		$4,911,819

Average Loans	$380,829,052		$327,876,133		$347,935,675
Loans, end of period	391,059,190		338,635,772		387,503,339
Net charge-offs as a percentage of average loans (annualized)	0.07%		0.13%		0.09%
Allowance for loan losses as a percentage of loans	1.26		1.27		1.27
Allowance for loan losses to nonperforming loans	3,541.64	x	1,382.38	x	271.15	x

At March 31, 2005 and 2004, we had $434,207 and $335,568, respectively, in loans considered impaired. Impaired loans had a related specific allowance for loan losses of $182,265 and $95,972 at March 31, 2005 and 2004, respectively. There were no material commitments to lend additional funds to customers whose loans were classified as impaired at March 31, 2005 and 2004.

The ratio of net charge-offs to average loans was 0.07% during the first quarter of 2005 and 0.13% for the same period in 2004. An $85,000 provision for loans losses was made in 2005, compared with $305,000 in 2004. The level of the provision for loan losses during the first quarter of 2005 was directly related to the decrease in net charge-offs, overall improved credit quality, and slower loan growth in the first quarter of 2005.

At December 31, 2004 and 2003, we had $2,113,188 and $253,521, respectively, in loans considered impaired. Impaired loans had a related specific allowance for loan losses of $671,902 and $85,692 at December 31, 2004 and 2003, respectively. There were no material commitments to lend additional funds to customers whose loans were classified as impaired at December 31, 2004 and 2003. The vast majority of our impaired loans are dependent upon collateral for repayment. For these loans, impairment is measured by evaluating estimated net realizable value of collateral as compared to the current investment in the loan. For all other impaired loans, we compare the amount of estimated discounted cash flows to the investment in the loan. In the event a particular loan’s collateral value or discounted cash flows are not sufficient to support the collection of the investment in the loan, the loan is specifically considered in the determination of the allowance for loan losses or a charge is immediately taken against the allowance for loan losses.

Table 12

Summary of Loan Loss Experience

	As of and for the years ended December 31,
	2004	2003	2002	2001	2000
Allowance for loan losses at beginning of year	$4,102,626	$3,867,872	$3,416,090	$1,871,500	$382,994

Amounts charged off during year:
Commercial, financial and agricultural	240,286	789,956	1,000,387	890,777	29,936
Real estate—construction	0	0	0	0	0
Real estate—mortgage	64,446	0	70,000	68,736	10,700
Installment loans to individuals and other loans	2,000	0	403	495	139,259
Lease financing receivables	34,056	162,119	290,772	138,907	0

Total loans charged off	340,788	952,075	1,361,562	1,098,915	179,895

Amount of recoveries during year:
Commercial, financial and agricultural	3,815	9,114	23,939	100	451
Real estate—construction	0	0	0	0	0
Real estate—mortgage	19,537	30,455	0	0	0
Installment loans to individuals and other loans	7	17	463	50	22,627
Lease financing receivables	11,622	22,243	3,942	4,355	0

Total recoveries	34,981	61,829	28,344	4,505	23,078

Net loans charged off	305,807	890,246	1,333,218	1,094,410	156,817

Provision for loan losses	1,115,000	1,125,000	1,785,000	2,639,000	1,867,500
Allowance transferred with sale of branch	0	0	0	0	(222,177)

Allowance for loan losses at end of year	$4,911,819	$4,102,626	$3,867,872	$3,416,090	$1,871,500

Ratio of net charge-offs during the year to average loans outstanding during the year	0.09	0.29	0.45	0.51	0.23%
Average Loans Outstanding	347,935,675	302,651,532	298,376,496	215,263,703	68,048,049

The ratio of net charge-offs to average loans was 0.09% in 2004 and 0.29% in 2003. A $1,115,000 provision for loans losses was made in 2004, compared with $1,125,000 in 2003.

The level of the provision for loan losses during 2004 was primarily attributable to strong loan growth and levels of nonperforming loans and taking into account improved charge-off trends. Charge-offs declined dramatically in 2004. Net charge-offs were higher in the three previous years primarily because of charges related to Internet originated small business lines of credit that were offered briefly during late 2000 and early 2001. This product was promptly discontinued in May 2001 when it became apparent that it was not going to meet our credit quality and profitability standards. At March 31, 2005 and at December 31, 2004, the remaining portfolio consisted of 55 loans totaling $1,673,039 and 64 loans totaling $1,903,421, respectively.

The provision for loan losses was made to reflect potential losses inherent in the loan portfolio at the balance sheet date. Specific reserves are provided on individual loans for which management believed specific reserves were necessary. The specific reserves are determined on loan-by-loan basis based on management’s evaluation of our exposure for each credit, given the current payment status of the loan and the value of any underlying collateral. Loans for which specific reserves are provided are excluded from the general allowance calculations described above to prevent redundant reserves.

Although it is our policy to immediately charge off as a loss all loan amounts judged to be uncollectible, historical experience indicates that certain losses exist in the loan portfolio that have not been specifically identified. To anticipate and provide for these unidentifiable losses, the allowance for loan losses is established by charging the provision for loan losses expense against current earnings. No portion of the resulting allowance is in any way allocated or restricted to any individual loan or group of loans. The entire allowance is available to absorb losses from any and all loans.

Table 13

Composition of Allowance for Loan Losses

	2004	2003	2002	2001	2000
Commercial, financial, and agricultural	$2,044,860	$2,227,757	$1,470,514	$1,355,151	$203,306
Real estate—construction	1,178,557	310,687	582,755	519,660	332,543
Real estate—mortgage	1,195,511	1,099,751	578,881	382,988	144,266
Installment loans to individuals	117,383	161,278	56,791	106,196	64,460
Home equity lines of credit	44,252	35,758	75,160	32,648	13,822
Lease financing receivables	248,676	261,419	297,808	0	0
Other	5,496	9	78	33,251	500
Unallocated	77,084	5,967	805,885	986,196	1,112,603

Total	$4,911,819	$4,102,626	$3,867,872	$3,416,090	$1,871,500

The allowance for loan losses is maintained at a level considered adequate by management to provide for potential losses inherent in the loan portfolio. Management evaluates the adequacy of the allowance on a quarterly basis and it is based on a review of individual loans, recent loss experience, current economic conditions, risk identification procedures previously discussed, underlying collateral values, and other relevant factors. Changes in the factors used by management to determine the adequacy of the allowance or the availability of new information could cause the allowance for loan losses to be increased or decreased in future periods. In addition, bank regulatory agencies, as part of their examination process, may require that additions be made to the allowance for loan losses based on their judgments and estimates.

Funding Sources

Total deposits were $474.4 million and represented 75.3% of total assets at March 31, 2005, compared with $410.6 million and 74.9% of total assets at March 31, 2004. During the first quarter of 2005, average deposits grew 16.2% to $454.5 million from $391.3 million for the same period in 2004, primarily due to our competitive rates offered to commercial and consumer customers. In 2005, the mix of interest-bearing deposits changed as average certificates of deposit increased 32.6%, while average money market deposits grew 2.5%. Average certificates of deposit represented 50.6% of average deposits in 2005 and 44.1% in 2004. Average money market accounts represented 47.5% of average deposits in 2005 and 52.6% in 2004.

Total deposits were $456.7 million and represented 74.8% of total assets at December 31, 2004, compared with $388.3 million and 74.3% of total assets at December 31, 2003. In 2004, average deposits grew 13.2% to $418.8 million from $370.1 million in 2003, primarily due to our competitive rates offered to commercial and consumer customers. In 2004, the mix of interest-bearing deposits changed slightly as average certificates of deposit increased 39.0%, while average money market deposits decreased 2.3%, interest-bearing checking decreased 26.4%, and savings accounts increased 26.4%. Average certificates of deposit represented 47.2% of average deposits in 2004 and 38.5% in 2003. Average money market accounts represented 50.5% of average deposits in 2004 and 58.5% in 2003. Average interest checking accounts represented 1.5% of average deposits in 2004 and 2.4% in 2003. Average savings accounts represented 0.1% of average deposits in 2004 and 2003. Average demand deposits increased 16.5% to $2.6 million and represented 0.6% of average deposits in 2004 and 2003.

Table 14

Types of Deposits

	March 31, 2005	December 31,
		2004	2003	2002	2001	2000
Noninterest-bearing demand deposits	$3,908,996	$3,319,315	$1,724,487	$4,997,969	$1,813,855	$1,500,578
Interest-bearing checking	4,565,305	4,368,349	10,862,690	4,628,068	4,318,334	2,946,536
Money market accounts	212,187,104	218,949,539	207,604,883	206,907,380	119,312,376	89,087,100
Savings accounts	610,621	518,158	477,613	368,969	219,832	80,666
Brokered deposits	39,704,000	34,698,000	28,932,000	16,706,000	12,699,000	0
Time deposits under $100,000	144,584,948	133,361,315	89,770,275	85,281,084	107,512,313	66,209,615
Time deposits of $100,000 or more	68,826,204	61,476,666	48,883,269	39,039,161	47,330,382	45,448,764

Total Deposits	$474,387,178	$456,691,342	$388,255,217	$357,928,631	$293,206,092	$205,273,259

	March 31, 2005	December 31,
		2004	2003	2002	2001	2000
Noninterest-bearing demand deposits	0.8%	0.7%	0.4%	1.4%	0.6%	0.7%
Interest-bearing checking	1.0	1.0	2.8	1.3	1.5	1.5
Money market accounts	44.7	47.9	53.5	57.8	40.7	43.4
Savings accounts	0.1	0.1	0.1	0.1	0.1	0.0
Brokered deposits	8.4	7.6	7.5	4.7	4.3	0.0
Time deposits under $100,000	30.5	29.2	23.1	23.8	36.7	32.3
Time deposits of $100,000 or more	14.5	13.5	12.6	10.9	16.1	22.1

Total Deposits	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Table 15 shows a maturity schedule for time deposits of $100,000 or more at March 31, 2005 and December 31, 2004.

Table 15

Maturity Distribution of Time Deposits of $100,000 or More

	March 31, 2005	December 31, 2004
Three months or less	$12,856,565	$21,194,081
Over three through six months	16,305,871	11,904,266
Over six through twelve months	35,209,812	24,034,481
Over twelve months	4,453,956	4,343,838

Total outstanding	$68,826,204	$61,476,666

We continue to use cost-effective alternative funding sources, including brokered certificates of deposit and Federal Home Loan Bank (“FHLB”) advances to support balance sheet growth and manage interest rate risk.

Average short-term borrowings increased $4.1 million to $6.3 million during the first quarter of 2005 from $2.2 million for the same period in 2004. Average short-term borrowings increased $2.9 million or 848.3% to $3.2 million in 2004 from $0.3 million in 2003. We began providing cash management services to community banks in 2003. As part of this service, we manage a pool of overnight federal funds. Most of this pool is invested with upstream correspondent banks and we use a portion as a funding source. At March 31, 2005, the pool of federal funds totaled $105.8 million of which we used $4.6 million as a funding source compared with $23.3 million and none, respectively, at March 31, 2004. At December 31, 2004, the pool of federal funds totaled $72.2 million of which we used $7.3 million as a funding source compared with $12.8 million and $5.0 million, respectively at December 31, 2003.

We are a member of the FHLB and may borrow short-term and long-term funds up to thirty percent of our total assets. Pursuant to collateral agreements with the FHLB, advances are secured by U.S. Treasury or Government agency securities. Advances from the FHLB with an initial maturity of more than one year totaled $100.0 million at March 31, 2005, versus $90.0 million at March 31, 2004. Advances from the FHLB with an initial maturity of more than one year totaled $95.0 million at December 31, 2004, versus $85.0 million at December 31, 2003. Fixed interest rates on these advances ranged from 1.90% to 4.75%, payable monthly or quarterly, with principal due at various maturities ranging from 2005 to 2014. The increase in long-term borrowings during 2005 and 2004 reflects management’s efforts to extend our maturities for interest rate risk management.

Table 16

Type of Borrowings

	March 31,		December 31, 2004
	2005	2004
Short-Term Borrowings
Federal Funds purchased and securities sold under agreements to repurchase	$4,640,000	$0	$7,264,000
Long-Term Borrowings
FHLB Advances	100,000,000	90,000,000	95,000,000
Subordinated notes	12,372,000	9,300,000	12,372,000
Note Payable	0	1,750,000	0

Total Long-Term Borrowings	112,372,000	101,050,000	107,372,000

Total Borrowings	$117,012,000	$101,050,000	$114,636,000

We have a line of credit with Flag Bank of $7,000,000 of which none was outstanding at March 31, 2005 and $1,750,000 was outstanding at March 31, 2004. None was outstanding at December 31, 2004 and $1,750,000 was outstanding at December 31, 2003. Under the terms of the loan agreement, the loan is secured by 100% of the common stock of Nexity Bank. This line matures on April 1, 2014, and has a floating rate equal to the Prime Rate, appearing in the Wall Street Journal, less 50 basis points (0.50%). Interest is payable quarterly and principal is due in annual installments from 2005 to 2014.

Capital Resources

We maintain a strong level of capital as a margin of safety for our depositors and stockholders, as well as to provide for future growth. At March 31, 2005, stockholders’ equity was $34.3 million versus $32.4 million at March 31, 2004. At December 31, 2004, stockholders’ equity was $35.6 million versus $30.6 million at December 31, 2003. This increase in stockholders’ equity was primarily the result of retention of earnings. We have not paid any cash dividends.

Book value per share at March 31, 2005 and 2004 was $1.23 and $1.17, respectively. Tangible book value per share at March 31, 2005 and 2004 was $1.20 and $1.13, respectively. Book value per share at December 31, 2004 and 2003 was $1.28 and $1.10, respectively. Tangible book value per share at December 31, 2004 and 2003 was $1.25 and $1.07, respectively. Tangible book value was below book value as a result of an intangible asset related to our banking charter. Note 19 of the consolidated financial statements sets forth various capital ratios for us. Due to the adoption of FIN 46, we report debt associated with trust preferred securities on our consolidated balance sheets as subordinated debentures. Under current regulatory guidelines, these securities continue to qualify for Tier 1 capital treatment. At March 31, 2005 and December 31, 2004, trust preferred securities included in Tier 1 capital totaled $12.0 million. For additional information on these securities, see Note 12 of the consolidated financial statements.

During 1990, the Federal Reserve Board adopted a minimum leverage ratio of 3.0% for bank holding companies. This ratio (defined as stockholders’ equity less goodwill and certain other intangibles divided by average assets) was 7.78% and 7.53% at March 31, 2005 and 2004, respectively, for us. This ratio was 7.62% and 7.45% at December 31, 2004 and 2003, respectively. As part of forming the holding company, the Federal Reserve Bank required us to maintain a minimum leverage ratio of 5.0%. The Alabama State Banking Department required Nexity Bank to maintain a minimum leverage ratio of 7.0%.

The Federal Reserve Board adopted risk-based capital guidelines, which assign risk-weightings to assets and off-balance sheet items. The guidelines define and set minimum capital requirements (risk-based capital ratios). All banks are required to maintain core capital (Tier 1) of at least 4.0% of risk-adjusted assets and total capital of 8.0% of risk-adjusted assets. Tier 1 capital consists principally of stockholders’ equity less goodwill and certain other intangibles, while total capital consists of Tier 1 capital, certain debt instruments, and a portion of the allowance for loan losses. Banks, which meet or exceed a Tier 1 ratio of 6.0%, a total capital to risk-adjusted assets ratio of 10.0% and a Tier 1 leverage ratio of 5.0% are considered well-capitalized by regulatory standards. We had a Tier 1 capital ratio of 9.68% and 9.52% at March 31, 2005 and 2004, respectively, and a total risk-based capital ratio of 10.68% and 10.57% at March 31, 2005 and 2004, respectively, well above the regulatory requirements for a well-capitalized institution. We had a Tier 1 capital ratio of 9.66% and 9.84% at December 31, 2004 and 2003, respectively, and a total risk-based capital ratio of 10.74% and 10.89% at December 31, 2004 and 2003, respectively, well above the regulatory requirements for a well-capitalized institution. Note 19 to the consolidated financial statements presents our actual capital amounts and ratios at December 31, 2004 and 2003.

Market Risk and Asset/Liability Management

Asset/liability management is the process by which we monitor and attempt to control the mix and maturities of our assets and liabilities in order to maximize net interest income. The functions of asset/liability management are to ensure adequate liquidity and to maintain an appropriate balance between interest-sensitive assets and liabilities. We manage exposure to fluctuations in interest rates through policies established by our Asset/Liability Management Committee (“ALCO”) and approved by the Board of Directors. An ALCO report is presented to the Board of Directors on a quarterly basis.

We measure the effects of changes in interest rates through the use of a simulation model. The simulation model is used to analyze the sensitivity of net interest income to a ratable change in interest rates measured over a 12 month time horizon. The model also measures the sensitivity of the economic value of equity (“EVE”) to an instantaneous change in interest rates. EVE is a measurement of the inherent, long-term economic value to us at a given point in time.

The simulation model uses a budgeted balance sheet and takes into account interest rate changes as well as related assumption changes for various rate scenarios. Factors considered in the model assumptions include contractual maturities, prepayments, repricing characteristics, deposit retention, and the relative sensitivity of assets and liabilities to changes in market interest rates. The model assumptions are updated each quarter. Computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any additional actions we could undertake in response to changes in interest rates.

Interest-sensitive assets and liabilities are those that are subject to repricing in the near term, including floating rate instruments and those with near-term maturities. The interest-sensitivity gap is the difference between total interest-sensitive assets and liabilities during a given time period. Management’s objective is to maintain the difference between interest-sensitive assets and liabilities at a level that will minimize the effects of significant interest rate shifts on the net interest income.

In analyzing net interest income, we calculate net interest income under several different rate scenarios over a twelve-month period. The model reports a case in which interest rates remain flat and reports variations that occur when rates ratably increase 100 and 200 basis points and decrease 100 basis points. These rates assume a shift in all yield curves as well. The table below shows the effect that the indicated changes in interest rates would have on net interest income as projected for the next twelve months using a budgeted balance sheet for each set of interest rate scenarios, compared to the flat interest rate scenario at March 31, 2005 levels.

Table 17

Net Interest Income at Risk Analysis

Interest Rate Scenario	Annualized Hypothetical Percentage Change in Net Interest Income
2.00%	3.91%
1.00	1.79
Flat	—
(1.00)	(4.68)

The table below shows the effect that the indicated changes in interest rates would have on net interest income as projected for the next twelve months using a budgeted balance sheet for each set of interest rate scenarios, compared to the flat interest rate scenario at December 31, 2004.

Table 18

Net Interest Income at Risk Analysis

Interest Rate Scenario	Annualized Hypothetical Percentage Change in Net Interest Income
2.00%	6.81%
1.00	3.63
Flat	—
(1.00)	(6.00)

The overall net interest income profile shows positive changes in net interest income if rates ratably increase 100 or 200 basis points. This increase is primarily attributable to a high level of variable rate loans. The down 100 basis point scenario reflects greater variation also due to the high level of variable rate loans and certain deposit rates that have reached what management believes to be an acceptable lower limit thus limiting the interest expense reduction from repricing these deposits by the entire 100 basis points.

We also calculate EVE under several different rate scenarios. The model reports a case in which interest rates remain flat and reports variations that occur when rates immediately increase and decrease 200 basis points. These rates assume an instantaneous shift in all the yield curves. The table below shows the effect that the indicated changes in interest rates would have on economic value of equity as projected using a static balance sheet for each set of interest rate scenarios compared to the flat interest rate scenario. The economic value of equity represents the fair value of net assets and is in no way indicative of our stockholders’ equity.

Table 19

Economic Value of Equity Risk Analysis at March 31, 2005

Interest Rate Scenario	Annualized Hypothetical Percentage Change in Economic Value of Equity
2.00%	(18.61)%
Flat	—
(2.00)	5.08

Economic Value of Equity Risk Analysis at December 31, 2004

Interest Rate Scenario	Annualized Hypothetical Percentage Change in Economic Value of Equity
2.00%	(15.79)%
Flat	—
(2.00)	2.28

Table 20 shows our interest rate sensitivity at December 31, 2004 indicating an asset-sensitive position in the three months or less period and the four months to six months period and a liability-sensitive position in the seven months to twelve months period. On a cumulative basis through one year, our rate sensitive liabilities exceed rate sensitive assets, resulting in a liability-sensitive position of $45.4 million or 7.6% of total interest-earning assets. Generally, a liability-sensitive position indicates that declining interest rates would have a positive impact on net interest income and rising interest rates would adversely affect net interest income. Rising and declining interest rates, respectively, would typically have the opposite effect on net interest income in an asset-sensitive position. Other factors, including the speed at which assets and liabilities reprice in response to changes in market rates and competitive factors, can influence the ultimate impact on net interest income resulting from changes in interest rates. Although management actively monitors and reacts to a changing interest rate environment, it is not possible to fully insulate us against interest rate risk. Given the current mix and maturity of our assets and liabilities, it is possible that a rapid, significant and prolonged increase or decrease in interest rates could have an adverse impact on our net interest margin.

Table 20

Interest Rate Sensitivity Analysis

(December 31, 2004 balances in thousands)

	0-3 mos.	4-6 mos.	7-12 mos.	Total within one year	One to Five Years	Over Five Years	Total
Interest-earning assets:
Loans (1)	$347,381	$1,810	$9,771	$358,962	$19,228	$7,507	$385,697
Investment securities (2)	0	0	0	0	18,439	181,675	200,114
Federal funds sold	2,833	0	0	2,833	0	0	2,833
Interest-bearing balances due from banks	10,677	0	0	10,677	0	0	10,677

Total interest-earning assets	$360,891	$1,810	$9,771	$372,472	$37,667	$189,182	$599,321

Percent of total interest-earning assets	60.2%	0.3%	1.6%	62.1%	6.3%	31.6%	100.0%
Interest-bearing liabilities:
Interest checking	$0	$0	$0	$0	$4,368	$0	4,368
Savings	0	0	0	0	518	0	518
Money market	218,950	0	0	218,950	0	0	218,950
Certificates of deposit of $100,000 or more	21,195	11,904	24,034	57,133	4,344	0	61,477
Certificates of deposit less than $100,000	43,384	28,376	57,766	129,526	38,533	0	168,059
Federal funds purchased	7,264	0	0	7,264	0	0	7,264
Long-term debt	0	5,000	0	5,000	60,000	30,000	95,000
Subordinated debentures	0	0	0	0	0	12,372	12,372

Total interest-bearing liabilities	290,793	45,280	81,800	417,873	107,763	42,372	568,008
Other sources—net	0	0	0	0	0	31,313	31,313

Total sources—net	$290,793	$45,280	$81,800	$417,873	$107,763	$73,685	$599,321

Percent of total interest-earning assets	48.5%	7.6%	13.6%	69.7%	18.0%	12.3%	100.00%
Periodic interest-sensitive gap	$70,098	$(43,470)	$(72,029)	$(45,401)	$(70,096)	$115,497	—
Cumulative interest-sensitive gap	$70,098	$26,628	$(45,401)	$(45,401)	$(115,497)	$—	—
Percent of total interest-earning assets	11.7%	4.4%	(7.5)%	(7.5)%	(19.3)	—%	$—

(1)	Loan balances do not include nonaccrual loans.

(2)	Investment securities exclude the unrealized gain on available for sale securities of $544,580.

Each of the above analyses may not, on their own, be an accurate indicator of how our net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as “interest rate caps and floors”) which limit changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the maturity of certain instruments. The ability of many borrowers to service their debts also may decrease during periods of rising interest rates. ALCO reviews each of the above interest rate sensitivity analyses along with several different interest rate scenarios as part of its responsibility to provide a satisfactory, consistent level of profitability within the framework of established liquidity, loan, investment, borrowing, and capital policies.

We may also use derivative financial instruments to improve the balance between interest-sensitive assets and interest-sensitive liabilities and as one tool to manage our interest rate sensitivity while continuing to meet the credit and deposit needs of our customers. At March 31, 2005, December 31, 2004 and December 31, 2003, we had not entered into any derivative contracts to assist managing our interest rate sensitivity.

Liquidity Risk Management

Liquidity management involves meeting our cash flow requirements, which arise primarily from withdrawal of deposits, extensions of credit, and payment of operating expenses. Traditional sources of liquidity for a bank include asset maturities, growth in core deposits and earnings. A bank may achieve its desired liquidity objectives from the management of its assets and liabilities and by internally generated funding through its operations. Funds invested in marketable instruments that can be readily sold and the continuous maturing of other earning assets are sources of liquidity from an asset perspective. The liability base provides sources of liquidity through attraction of increased deposits and borrowing funds from various other institutions.

Changes in interest rates also affect our liquidity position. We currently price deposits in response to market rates and our management intends to continue this policy. If deposits are not priced in response to market rates, a loss of deposits could occur which would negatively affect our liquidity position.

Scheduled loan payments are a relatively stable source of funds, but loan payoffs and deposit flows can fluctuate significantly, being influenced by interest rates, general economic conditions and competition. Additionally, debt security investments are subject to prepayment and call provisions that could accelerate their payoff prior to stated maturity. We attempt to price our deposit products to meet our asset/liability objectives consistent with market conditions. Our ALCO is responsible for monitoring our ongoing liquidity needs. Our regulators also monitor our liquidity and capital resources on a periodic basis.

Nexity Bank has access to borrowings from the FHLB and maintains short-term lines of credit from correspondent banks. FHLB advances outstanding as of March 31, 2005, totaled $100.0 million. At March 31, 2005, we had $89.0 million of unused borrowing capacity from the FHLB. FHLB advances outstanding as of December 31, 2004, totaled $95.0 million. At December 31, 2004, we had $88.2 million of unused borrowing capacity from the FHLB. This capacity may be used when we have available collateral to pledge. Until we make collateral available (other than cash) to secure additional FHLB advances, we will fund our short-term needs principally with deposits, including brokered certificates of deposit, federal funds purchased, and the sale of securities available for sale. In addition, we may purchase securities to provide additional FHLB-qualifying collateral. At March 31, 2005 and December 31, 2004, we had unused short-term lines of credit totaling $20.0 million with correspondent banks.

The following table presents additional information about our contractual obligations as of December 31, 2004, which by their terms have contractual maturity and termination dates subsequent to December 31, 2004 (dollars in thousands):

Table 21

	Less than One year	1-3 Years	4-5 Years	After 5 Years	Total
Contractual Obligations:
Time Deposits	$186,659	$42,877	$—	$—	$229,536
Short-term borrowings	7,264	—	—	—	7,264
Long-term borrowings	5,000	45,000	15,000	30,000	95,000
Subordinated debentures	—	—	—	12,372	12,372
Operating leases	382	376	186	108	1,052

Total	$199,305	$88,253	$15,186	$42,480	$345,224

Our management believes that we have adequate liquidity to meet all known contractual obligations and unfunded commitments, including loan commitments and reasonable borrower, depositor, and creditor requirements over the next twelve months.

Off-Balance Sheet Arrangements

At March 31, 2005, we had outstanding standby letters of credit of $7.3 million and unfunded loan commitments outstanding of $136.4 million. At December 31, 2004, we had outstanding standby letters of credit of $6.5 million and unfunded loan commitments outstanding of $129.5 million. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment level does not necessarily represent future cash requirements. If needed to fund these outstanding commitments, we have the ability to liquidate federal funds sold or securities available-for-sale, or on a short-term basis to borrow and purchase federal funds from correspondent banks. At March 31, 2005 and December 31, 2004, we had accommodations with upstream correspondent banks for unsecured short-term advances. These accommodations have various covenants related to their term and availability, and in most cases must be repaid within less than a month.

The following table presents additional information about our unfunded commitments as of March 31, 2005, which by their terms have contractual maturity dates subsequent to March 31, 2005 (dollars in thousands):

Table 22

	Less than One year	1-3 Years	4-5 Years	After 5 Years	Total
Unfunded commitments:
Letters of credit	$4,029	$45	$3,200	$—	$7,274
Lines of credit	46,708	42,046	13,438	34,169	136,361

Total	$50,737	$42,091	$16,638	$34,169	$143,635

The following table presents additional information about our unfunded commitments as of December 31, 2004, which by their terms have contractual maturity dates subsequent to December 31, 2004 (dollars in thousands):

Table 23

	Less than One year	1-3 Years	4-5 Years	After 5 Years	Total
Unfunded commitments:
Letters of credit	$2,479	$45	$4,000	$—	$6,524
Lines of credit	44,795	43,022	9,185	32,449	129,451

Total	$47,274	$43,067	$13,185	$32,449	$135,975

Impact of Inflation

The consolidated financial statements and related consolidated financial data presented herein have been prepared in accordance with accounting principles generally accepted in the United States and practices within the banking industry which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution’s performance than the effects of general levels of inflation.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXITY FINANCIAL CORPORATION (Registrant)

Date: August 23, 2005	By:	/s/ Greg L. Lee
Greg L. Lee
Chairman and Chief Executive Officer